NOVARTIS

Report on Nonfinancial Matters
2025

Chair and CEO's letter

2025 was another strong year for Novartis. We delivered meaningful impact for patients around the world while remaining focused on our strategy.

In an environment shaped by rapid scientific progress and evolving policy — including our recent pricing agreement with the US government — we continued to lead in our core therapeutic areas and technology platforms, advance our pipeline, and execute with discipline to deliver long-term value for patients and shareholders.

Strong performance and focused strategy

In 2025, we reached more than 300 million patients worldwide and continued to engage closely with a broad range of stakeholders — a key element in our efforts to collaboratively drive progress in science, medicine and access to healthcare.

Financially, we delivered 8% sales growth and 14% core operating income growth in constant currencies (cc), generating USD 17.6 billion in free cash flow[1]. This strong performance enabled continued investment in R&D and targeted acquisitions to support sustainable value creation over the long term, and allows Novartis to propose a dividend increase of 5.7% to CHF 3.70 at the upcoming Annual General Meeting (AGM).

To support our ambition to deliver paradigm-shifting treatments, we are concentrating our resources in the areas where we have deep scientific and medical expertise and see the greatest potential for impact: cardiovascular, renal and metabolic; immunology; neuroscience; and oncology. By maintaining a clear focus on the discovery, development and delivery of high-value, transformative medicines, we believe Novartis can continue to deliver sustainable growth and meaningful benefits for patients.

Sustaining growth through innovation at scale

Novartis has one of the most promising pipelines in the industry, with more than 30 potential high-value medicines and 15 submission-enabling readouts expected over the next two years. The breadth and momentum of our pipeline, together with recent approvals such as *Rhapsido*, *Vanrafia* and *Itvisma* as well as label expansions for medicines including *Pluvicto* and *Scemblix*, support our ability to drive innovation-led growth even in the face of losses of exclusivity for medicines such as *Entresto*, *Promacta* and *Tasigna* in the US.

In 2025, we continued to scale our advanced technology platforms, most notably our market-leading radioligand therapies, supported by an expanded, first-of-its-kind delivery network for *Pluvicto*. Additionally, as part of our USD 23 billion investment in the US over the next five years, we are strengthening our manufacturing footprint to enable end-to-end production of all our key therapies in the US, further enhancing the resilience of our supply network.

We also strengthened our R&D engine and growth profile through targeted bolt-on investments. These included Anthos Therapeutics, which adds abelacimab for cardiovascular disease; Tourmaline, which addresses inflammatory heart risks; and our proposed Avidity acquisition, which would allow us to advance neuromuscular breakthroughs and build on our leadership in RNA therapeutics.

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[1] Core results, constant currencies and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 52 of our Annual Report.



Giovanni Caforio, Chair of the Board of Directors



Vas Narasimhan, Chief Executive Officer

Social impact and sustainability

Throughout the year, we remained focused on delivering against our commitment to social impact and sustainability. Among our achievements, we further reduced our greenhouse gas emissions, in line with our goal to be net-zero by 2040. In addition, each of our new medicines was launched with a strategy designed to achieve broad patient access.

Building on our legacy of innovation in global health, we launched *Coartem* Baby — the first malaria treatment designed for newborns and infants weighing 2-5 kg — making it possible for the most vulnerable patients to finally get the treatment they deserve. We also advanced our next-generation malaria treatment, KLU156 (ganaplacide/lumefantrine), which has the potential to combat antimalarial resistance, having met its primary endpoint in Phase III trials. It is the first major innovation in malaria since 1999.

Governance and ethics

We remain committed to continually strengthening our governance and ethical standards in close dialogue with our stakeholders.

To ensure Board oversight remains closely aligned with the evolving needs of the business, effective as of the 2026 AGM, the Board will assume periodic reviews of strategic risks, and the Risk Committee will be dissolved. We will also combine the Vice Chair and Lead Independent Director roles, and propose the nomination of Charles Swanton to the Board, following Daniel Hochstrasser's decision not to stand for reelection.

Looking ahead

Overall, 2025 positions Novartis well for the future. We have assembled some of the best talent in the world, strengthened our pipeline, and continued to invest in manufacturing capabilities to enhance resilience. These actions support our ability to perform consistently in a more complex external environment and to deliver sustained, long-term value for patients, shareholders and society.

The Board of Directors and the Executive Committee remain confident in the Company's long-term vision and ability to realize its full potential, and in our long-term sales growth outlook of 5–6% (cc) per year through the end of this decade. We are grateful for the dedication of our people and the trust of our stakeholders as we work to improve and extend lives around the world.

Thank you for your support and trust in Novartis.

Giovanni Caforio
Chair of the
Board of Directors

Vas Narasimhan
Chief Executive Officer

Table of contents

Introduction and use of certain terms

Novartis AG publishes consolidated information on nonfinancial matters as required under Art. 964*a* of the Swiss Code of Obligations.

Unless the context requires otherwise, the words "we," "our," "us," "Novartis," "Group," "Company," and similar words or phrases in this report refer to Novartis AG and its consolidated affiliates. However, each Novartis affiliate is legally separate from all other Novartis affiliate companies and manages its business independently through its respective board of directors or similar supervisory body or other top local management body, if applicable.

In this report, references to "ACC" are to the Audit and Compliance Committee; references to "AGM" are to the Annual General Meeting; references to "APIs" are to active pharmaceutical ingredients; references to "Australasia" are to Australia, New Zealand, Melanesia, Micronesia and Polynesia; references to "BNEF" are to Bloomberg New Energy Finance; references to "CAGR" are to compound annual growth rate; references to "CEO" are to the chief executive officer; references to "CO_2e" are to carbon dioxide equivalent; references to "CSU" are to chronic spontaneous urticaria; references to "DALYs" are to disability adjusted life years; references to "ECN" are to the Executive Committee of Novartis; references to "EFPIA" are to the European Federation of Pharmaceutical Industries and Associations; references to "EMA" are to the European Medicines Agency; references to "EPRM" are to External Partner Risk Management; references to "ERC" are to Ethics, Risk and Compliance; references to "ESG" are to environmental, social and governance; references to "EU" are to the European Union; references to "FDA" are to the US Food and Drug Administration; references to "FTE" are to full-time equivalent; references to "GHG" are to greenhouse gas; references to "GMP" are to Good Manufacturing Practice; references to "GRI" are to the Global Reporting Initiative; references to "GSNC" are to the Governance, Sustainability and Nomination Committee; references to "HSE" are to health, safety and environment; references to "IEA" are to the International Energy Agency; references to "ILO" are to the International Labour Organization; references to "IP" are to intellectual property; references to "IPCC" are to the Intergovernmental Panel on Climate Change; references to "ISO" are to the International Organization for Standardization; references to "kt" are to kilotons; references to "Latin America" are to Central and South America, including the Caribbean; references to "MWh" are to megawatt hours; references to "NGFS" are to the Network for Greening the Financial System; references to "OECD" are to the Organisation for Economic Co-operation and Development; references to "PPAs" are to power purchase agreements; references to "ppts" are to percentage points; references to "PSCI" are to the Pharmaceutical Supply Chain Initiative; references to "R&D" are to research and development; references to "SBTi" are to the Science Based Targets initiative; references to "SDGs" are to the Sustainable Development Goals; references to "SCO" are to the Swiss Code of Obligations; references to "TCFD" are to the Task Force on Climate-related Financial Disclosures; references to "TPC" are to Third Party Code; references to "UNGC" are to the United Nations Global Compact; references to "UNGPs" are to the United Nations Guiding Principles on Business and Human Rights; references to "USD" are to the lawful currency of the United States of America; references to the "United States" or to "US" are to the United States of America; references to "xRNA" are to our ribonucleic acids (RNA) technology platform.

References to "net-zero" are based on the definition of the SBTi Corporate Net-Zero Standard, referring to the reduction of GHG emissions for defined activities by at least 90% consistent with the goal of the Paris Agreement to limit the global temperature increase to 1.5˚C compared with pre-industrial levels, and neutralizing unavoidable emissions with carbon removal credits (up to 10% of GHG emissions compared with the base year).

References to "carbon neutral" are to the state where GHG emissions from energy use in our own operations have been reduced in line with our transition plan and the residual emissions are counterbalanced with certificates linked to the respective emission sources, where feasible, or carbon removal credits.

All product names appearing in italics are trademarks owned by or licensed to Novartis.

Certain documents and information referenced in this report are available on our website. However, the information contained on our website, or any information that may be accessed by links on our website, is not included as part of, or incorporated by reference into, this report.

Forward-looking statements

This Novartis Report on Nonfinancial Matters contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 that can generally be identified by words or phrases such as "potential," "expect," "will," "plan," "pipeline," "may," "could," "going forward," "target," "believe," "goal," "estimate," "intend," or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products or indications; regarding potential future sales or earnings; or regarding the potential outcome, or financial, or other impact on Novartis, of any of the transactions described; or by discussions of strategy, plans, expectations or intentions. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. In particular, our expectations could be affected by, among other things: uncertainties concerning trends toward healthcare cost-containment, including new laws, executive/ administrative orders and regulations, and ongoing government, payer and general public pricing and reimbursement pressures, including proposals for international reference pricing, and requirements for increased pricing transparency; uncertainties regarding our ability to competitively discover and develop high-value medicines and new indications for our existing products in our focus therapeutic areas and technology platforms; uncertainties regarding the success of key products, commercial priorities and strategy, including our ability to maintain and grow our business and to replace revenue and income lost to generic, biosimilar and other competition; our ability to obtain or maintain proprietary intellectual property protection; our ability to realize the strategic benefits, operational efficiencies or opportunities expected from our external business opportunities; uncertainties regarding development and adoption of advanced technologies, including artificial intelligence; our performance on environmental, social and governance measures; uncertainties regarding potential significant breaches of information security or disruptions of our information technology systems and our ability to comply with cybersecurity and data privacy laws and regulations; uncertainties surrounding the implementation of our new IT projects and systems; our reliance on outsourcing key business functions to third parties; uncertainties regarding actual or potential legal or regulatory proceedings; potential tariffs on our products; safety, quality, data integrity or manufacturing issues; our ability to identify, attract, integrate, develop and retain key personnel and qualified individuals for critical roles; our ability to adapt to major geopolitical and macroeconomic developments; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in these materials as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

Basis of preparation

The Novartis Report on Nonfinancial Matters is prepared in accordance with Art. 964*a et seq.* of the Swiss Code of Obligations (SCO). We are exempt from the due diligence and reporting obligations in relation to minerals and metals from conflict-affected areas as we do not exceed the import and processing quantity thresholds specified by the Federal Council in accordance with Art. 964*j*, paragraph 2 of the SCO.

Our due diligence and reporting obligations in relation to child labor under the SCO are addressed in this report and, where applicable, incorporated by reference from our Human Rights Statement (see page 46). We also incorporate by reference from this statement, where applicable, disclosures on human rights due diligence processes, risk assessments and mitigation measures.

Other disclosures in the Human Rights Statement are included to address specific jurisdictional requirements for disclosure on modern slavery, decent work, forced labor and child labor, but fall outside the materiality scope of this report.

The report is prepared with reference to the Global Reporting Initiative (GRI) standards. The sections referenced in the Task Force on Climate-related Financial Disclosures (TCFD) index constitute our report on climate-related financial risks and opportunities, as defined by the Swiss Ordinance on Climate Disclosures.

The content in this report was reviewed by senior management and the Executive Committee of Novartis (ECN) prior to approval by the Board of Directors.

The Report on Nonfinancial Matters is published in conjunction with our Annual Report, which is filed with the SIX Swiss Exchange. These documents are available on the Novartis corporate website. The Report on Nonfinancial Matters will be submitted to shareholders for an advisory vote at the Company's next Annual General Meeting (AGM) on March 6, 2026.

Basis for selecting content

This report contains information on the topics deemed material in our materiality assessment concluded in 2025 and thus in scope of our reporting obligations under the SCO. Information on topics deemed not material as a result of our assessment, including those related to our sustainability-linked bond and progress on commitments, are published on our corporate website. Each year, we assess whether significant changes have occurred that might affect the conclusions of our materiality assessment, and review and update it if such changes are identified. Our previous materiality assessment was conducted in 2021. Our 2025 materiality assessment applied the double materiality principle (see page 16), covering topics required to understand the business performance and results (financial materiality) and the impact of Novartis on people and the environment (impact materiality). The terms "material" and "materiality" in this report are used in the context of the SCO and do not indicate materiality under US federal law or any other applicable regulations.

Scope and reporting boundaries

This report covers all consolidated entities of Novartis AG, as well as information relating to other parts of our value chain. Our annual reporting period is from January 1 to December 31. All data in this report refers to this period, unless stated otherwise.

Novartis is an innovative medicines company engaged in the research, development, manufacturing, distribution, marketing and sale of a broad range of pharmaceutical products. The information in this report reflects activities within our business operations and, where relevant and proportionate, related to impacts, risks and opportunities that arise from our business relationships, products or services. We review our reporting boundaries annually and update these when needed to reflect changes to our business, including acquisitions and divestments. The timing of these changes can vary by metric, based on the timetable for each department's operational integration or separation. For significant acquisitions and divestments, see "Item 18. Financial Statements—Note 2. Significant acquisitions of businesses and spin-off of Sandoz business" in our Annual Report. We do not consider these changes to have had a material effect on our nonfinancial data for 2025, and management did not restate nonfinancial data for prior years to reflect the impacts of these transactions.

For greenhouse gas (GHG) emissions, data is measured in accordance with the GHG Protocol unless adjustments are required to comply with local regulations.

For energy use and for Scope 1 and 2 GHG emissions, data covers operations where Novartis has operational control, as defined in the GHG Protocol. The operational control approach was selected as the most suitable way of fully capturing our environmental footprint, including impacts from operated leased assets. Our analysis also confirmed that the financial reporting boundary used in the consolidated financial statements aligns with the operational control boundary.

For Scope 3 GHG emissions, we rely on a combination of primary data obtained from external partners with which we maintain business relationships in our upstream and downstream value chain, and information derived from modelling using an environmentally extended input-output analysis. The model, operated by a third party, uses spend data mapped to industrial sectors and countries. It traces production inputs throughout the entire value chain by applying sectoral interrelationships, regional trade flows and average emission intensities by industry sector. In 2025, the share of Scope 3 GHG emissions calculated using primary data increased by 2 ppts compared with the prior year, to 40%.

For other topics related to our upstream and downstream value chain, we obtain information primarily through our direct business relationships.

Unless stated otherwise, time horizons in the report are defined as follows:
• Short term: up to one year
• Medium term: one year to five years
• Long term: more than five years

Data collection and reporting

We have established procedures for gathering, collecting and aggregating data for nonfinancial performance metrics on a monthly, quarterly and annual basis depending on the nature of the information. Information on the methodology, definitions and assumptions for each metric is provided in this document within the respective section. We continue to strengthen our nonfinancial data processes, procedures, systems and controls, for example by developing and starting the implementation of a structured framework to manage nonfinancial reporting risks. This framework aims to strengthen the completeness and integrity of reported data, improve the accuracy of estimates and enhance transparency.

Financial data in this report is consistent with the Novartis Annual Report, prepared in accordance with the International Financial Reporting Standards Accounting Standards, as issued by the International Accounting Standards Board.

At the time of publication, full-year data for 2025 for most environmental metrics was not yet available. As a result, our 2025 figures combine actual data for part of the year with estimates based on prior-year trends for up to three months. The methodology applies a multiplication factor to the prior-year data that is calculated to reflect current reporting-year activity patterns and known events. For our smaller locations, we apply de minimis estimates based on the number of full-time equivalent (FTE) employees at these locations and average electricity used per FTE at selected larger key locations.

We have included comparative data for our performance metrics for 2024. If an error or correction is found after publication, and if it is deemed material, the respective data will be restated and clearly indicated in the subsequent year's report, with the impact on the baseline figure assessed and adjusted if necessary. The materiality of a misstatement is assessed for each metric category and is based on our internal guidelines. Comparative data for the following metrics has been amended:

- Environmental data: in line with our standard methodology, estimates for part of the year have been updated to reflect actual performance. All adjustments from estimated to actual data were within 5% (excludes certain subcategories).
- Energy use: unit of measure changed from gigajoules (GJ) to megawatt hours (MWh). To better align reported emissions with the GHG Protocol, total energy consumption now also includes energy from our transport fleet and increased by 217.8 thousand MWh in 2024 under the updated methodology.
- Scope 3 GHG emissions: downstream transportation and distribution emissions for 2024 were restated for a correction to the calculation methodology and decreased from 92 to 62 kilotons of carbon dioxide equivalent ($ktCO_2e$).
- Workforce health and safety: the lost-time injury and illness rate and the total recordable case rate for third-party personnel were restated for 2024 due to a misclassification in workforce data. The rates increased from 0.16 to 0.30 and from 0.21 to 0.39, respectively, per 200 000 standardized work hours.
- Patient health and safety: the total inspections metric for 2024 was restated after an omission in source data was identified and increased from 124 to 138.

Please note, some figures in this report have been rounded and percentages may have been calculated using these numbers.

For our climate-related scenario analysis, we use both internal and third-party data (see pages 23-27). While we consider the third-party sources to be reputable and relevant for our analysis, they are subject to inherent limitations, assumptions and uncertainties outside our control. We use this information to support our assessments but cannot guarantee its accuracy or completeness.

Information on anticipated financial effects and planned investments is based on assumptions and expectations. These are inherently subject to uncertainty and may change based on the development of our business, evolving market conditions or other external factors. Accordingly, the figures presented should be regarded as indicative.

External assurance

KPMG AG has provided limited assurance in accordance with the International Standard on Assurance Engagements (ISAE) 3000 (revised) and ISAE 3410 on the metrics in the report marked with Δ. KPMG's independent assurance report may be found on page 43.

Business model

Corporate governance

Novartis is committed to effective corporate governance, and our corporate governance framework is intended to support sustainable financial performance and long-term value creation for our shareholders, patients, employees and other stakeholders based on our Values and Behaviors. For details on corporate governance at Novartis, see our Annual Report: "Item 6. Directors, Senior Management and Employees—Item 6.B Compensation" and "Item 6. Directors, Senior Management and Employees—Item 6.C Board practices."

Oversight of nonfinancial matters

Board of Directors

Ultimate responsibility for all nonfinancial matters lies with our Board of Directors. The Board has delegated part of this responsibility to its Governance, Sustainability and Nomination Committee (GSNC), which consists of four independent Board members. The GSNC's responsibilities on nonfinancial matters are defined in the Organizational Regulations of Novartis AG, available on our corporate website. These are to:

- Oversee the Group's strategy and governance on sustainability matters, including access to products and services, environmental sustainability (including matters related to climate and nature), people management, and other social impact and sustainability matters that are relevant for the Group's performance or reputation (unless covered by another committee)
- At least annually review and discuss the Group's performance against relevant environmental, social and governance (ESG) reporting frameworks and indices
- Regularly review and discuss emerging trends with regard to sustainability
- Regularly advise the Board and provide counsel to the management on sustainability

In addition, several other Board committees have responsibilities that relate to nonfinancial matters. The Audit and Compliance Committee (ACC) is responsible for internal controls, nonfinancial data, and all compliance processes and procedures. The Risk Committee oversees the Company's risk management, including sustainability risks (until its dissolution with effect from the 2026 AGM). The Compensation Committee determines how nonfinancial matters are incorporated into compensation plans for members of the ECN. In addition, the Board's Science & Technology Committee oversees and evaluates scientific, technological and R&D activities, which we do not consider central to our governance and management of material nonfinancial matters.

Seven members of the Board (58%) have competencies on ESG matters. The GSNC assesses the set of competencies as well as the individual skills annually to ensure that an appropriate balance of skills, expertise, experience and diversity is represented on the Board. The assessment considers whether the respective Board member has comprehensive/expert understanding of nonfinancial matters (educational background and/or professional experience).

In 2025, social impact and sustainability topics, including climate, were a standing agenda item for the GSNC. This included presentations and written submissions regarding progress toward our social impact and sustainability targets and aspirations, including our climate targets, our new social impact and sustainability strategy, sustainability risks, and deep dives on strategic topics such as access to medicines, environmental sustainability and nonfinancial reporting. The ACC and the Risk Committee also reviewed social impact and sustainability topics, and the full Board was informed multiple times.

For an overview of key activities by the Board of Directors in 2025 regarding social impact and sustainability matters, see "Item 6. Directors, Senior Management and Employees—Item 6.C Board practices" in our Annual Report.

Management

Operational responsibility for nonfinancial matters lies with the ECN. This includes implementation of our social impact and sustainability strategy, management of ESG-related initiatives and risks, overseeing cooperation between functions, and ensuring consideration for nonfinancial matters is included in all relevant management decisions.

The ESG Committee is a subcommittee of the ECN, chaired by our CEO. This committee meets every two months to review, among other things, ESG performance, strategy, reporting and disclosures. ESG factors are integrated into our Enterprise Risk Management (ERM) framework, as well as internal policies and controls, to reduce risk in areas such as human rights, health and safety, business conduct, and environmental sustainability.

To support the implementation of our social impact and sustainability strategy, we also have dedicated teams and specialists in Corporate Affairs, Finance and operational units.

The following chart illustrates the governance and information flow related to nonfinancial matters.



BOARD OF DIRECTORS
Ultimate responsibility for nonfinancial matters

GSNC	**ACC**	**Risk Committee[1]**	**Compensation Committee**
Oversees strategy and governance of nonfinancial matters	Oversees internal controls and compliance processes	Oversees enterprise risk management including sustainability risks	Determines how nonfinancial matters are integrated into compensation framework



EXECUTIVE COMMITTEE
Responsible for operational management of nonfinancial matters, including their consideration in relevant decisions

ESG Committee
Reviews social impact and sustainability strategy and performance

DEDICATED TEAMS AND SPECIALISTS
Responsible for integration of nonfinancial matters

Social Impact and Sustainability	**ESG Finance Operations, Reporting and Assurance** Oversees internal controls and compliance processes	**Topic leaders** in functions, units and countries

1   The Board has decided to dissolve the Risk Committee with effect from the 2026 AGM. The Board will annually review and verify the effectiveness of the Enterprise Risk Management program and will focus on the periodic review of strategic risks.

Board and ECN/senior management responsibilities for material nonfinancial matters are as follows:

Nonfinancial matter	Responsible Board committee(s)	Responsible ECN or senior management members
Climate change	• Governance, Sustainability and Nomination	• President, Operations • Chief Corporate Affairs Officer
Pollution of water	• Governance, Sustainability and Nomination • Audit and Compliance	• President, Operations • Chief Corporate Affairs Officer
Health and safety in our workforce	• Audit and Compliance	• Chief People and Organization Officer • President, Operations • Chief Legal and Compliance Officer • President, Development, and Chief Medical Officer • President, Biomedical Research
Working conditions in our value chain	• Audit and Compliance	• Chief Legal and Compliance Officer • President, Operations
Patient health and safety	• Audit and Compliance	• President, Operations • President, Development, and Chief Medical Officer
Access to medicines	• Governance, Sustainability and Nomination	• President, US • President, International • President, Development, and Chief Medical Officer • Chief Corporate Affairs Officer
Responsible marketing	• Audit and Compliance	• President, US • President, International • Chief Corporate Affairs Officer • Chief Legal and Compliance Officer
Business conduct	• Audit and Compliance • Risk	• Chief Legal and Compliance Officer

Integration of nonfinancial matters into executive compensation

The compensation of ECN members (including the CEO) comprises fixed pay — including an annual base salary, pension and other benefits — as well as a variable annual incentive and a long-term incentive, which are performance based.

The annual incentive of the CEO is based on a balanced scorecard of financial performance measures (60% weighting) and measures related to strategic objectives (40% weighting). The latter consist of four equally weighted measures, one representing social impact and sustainability-related targets: "Strengthen foundations (ESG, Human Capital)," which includes performance against our targets for absolute GHG emissions reductions and other nonfinancial matters.

The balanced scorecards for other ECN members contain the same Company financial performance measures and weighting. In addition, they each have individual qualitative and quantitative targets that include nonfinancial performance measures as relevant for their area of responsibility. Values and behaviors are embedded in our culture and are a key component of the annual incentive; ECN members are expected to demonstrate these to the highest standards.

The long-term incentive for the CEO and the other ECN members has four equally weighted performance measures, three on financial performance and one on innovation.

At the end of the reporting period, the Board determines the CEO's compensation and the Compensation Committee determines the compensation of the other ECN members.

For more information on executive compensation, see "Item 6. Directors, Senior Management and Employees—Item 6.B Compensation" in our Annual Report.

Annual incentive
- 60% based on financial performance measures (net sales, core operating income, free cash flow as % of net sales)
- 40% based on strategic objectives (each equally weighted):
  - Maintaining growth momentum and ensuring successful product launches
  - Pipeline and drive R&D productivity (innovation)
  - Executing on operational excellence and productivity
  - Strengthen foundations (ESG, Human Capital)

Long-term incentive
Based on four performance measures, each equally weighted:
- Third-party sales compound annual growth rate (CAGR)
- Core operating income CAGR
- Innovation
- Relative total shareholder return

Value chain

Novartis is an innovative medicines company engaged in the research, development, manufacturing, distribution, marketing, and sale of a broad range of pharmaceutical products. Our purpose is to reimagine medicine to improve and extend people's lives.

Headquartered in Basel, Switzerland, we have 184 operating sites worldwide, including manufacturing sites, R&D facilities, and corporate offices (see table page 13). Our products are sold in approximately 120 countries, and medicines we have registered and commercialized — including established medicines — reached more than 300 million people worldwide.

Our operations are organized into five organizational units: Biomedical Research, Development, Operations, and two commercial units US and International. Global functions support these organizational units in the execution of their work. For more information about our organizational structure, see "Item 4. Information on the Company—Item 4.B Business overview" in our Annual Report.

In 2025, Novartis achieved net sales from continuing operations of USD 54.5 billion, and net income from continuing operations amounted to USD 14.0 billion.

Supply chain

We buy goods and services required to develop, manufacture and market our medicines. To do so, we work with suppliers, contractors and other business partners worldwide and maintain multiple sources for key inputs and raw materials to reduce supply continuity risks. Our largest spend on these external partners is in the US and Switzerland, followed by other countries in our integrated supply chain including China, the UK, Germany, India and Austria. We require all our external partners to comply with applicable laws and regulations, as well as to adhere to our own standards regarding product quality; business conduct; human rights; and health, safety and environment (see pages 17-18).

Research and development

The discovery and development of a new drug usually requires approximately 10 to 15 years from the initial research to bringing a drug to market. This includes approximately six to eight years from Phase I clinical trials to market entry. At each of these steps, there is a substantial risk that a therapeutic candidate will not meet the requirements to progress further. In such an event, we may be required to abandon the development of a potential therapy in which we have made a substantial investment.

Our research and early development program is conducted by our Biomedical Research organizational unit. This unit is responsible for the discovery and first clinical evaluation of new medicines that bring value for patients and the Company.

Our Development organizational unit oversees and executes drug development activities in our core therapeutic areas, working collaboratively with Biomedical Research, our commercial units and other parts of the Company on our overall pipeline strategy. Confirmatory Development includes trials aimed at confirming the safety and efficacy of the drug in the given indication, leading up to submission of a dossier to health authorities for approval.

Regulatory submission and approval

Regulatory authorities around the world administer numerous laws and regulations regarding the testing, approval, manufacturing, importing, labeling and marketing of drugs, and review the safety and efficacy of pharmaceutical products. Extensive controls exist on the nonclinical and clinical development of pharmaceutical products. These regulatory requirements, and the implementation of them by local health authorities around the globe, are a major factor in determining whether a substance can be developed into a marketable product, and the amount of time and expense associated with that development. To register a pharmaceutical product, a registration dossier containing evidence establishing the safety, efficacy and quality of the product must be submitted to regulatory authorities. Generally, a therapeutic product must be registered in each country in which it will be sold. This registration process is overseen by our Development organizational unit and generally takes between six months and several years. Once approved, we are generally granted exclusive rights to market and sell the drug for a defined period.

Production

Our primary goal is to ensure the uninterrupted and timely supply of medicines that meet all product specifications and quality standards, and that are manufactured in the most cost-effective and sustainable manner. The manufacturing of our products is highly regulated by governmental health authorities around the world, including the US Food and Drug Administration (FDA) and European Medicines Agency (EMA). In addition to regulatory requirements, many of our products involve technically complex manufacturing processes or require highly specialized raw materials.

Our Operations organizational unit oversees the production, quality and supply chain of our products through a network of 31 manufacturing sites, as well as through external suppliers and warehouse and distribution centers. We produce raw materials for manufacturing in-house or purchase them from third-party suppliers. Where possible, we maintain multiple supply sources so that the business is not dependent on a single or limited number of suppliers. However, our ability to do so may at times be limited by regulatory or other requirements. We monitor market developments that could have an adverse effect on the supply of essential materials. Our suppliers of raw materials are required to comply with applicable regulations and Novartis quality standards.

Marketing and sales

Although specific distribution patterns vary by country, Novartis generally sells its prescription drugs primarily to drug wholesalers, retailers, private health systems, government agencies, managed care providers, pharmacy benefit managers, and government-supported healthcare systems. We reach healthcare professionals and patients in many markets and across our core therapeutic areas through integrated channels including field force operations, patient support programs and Novartis-owned digital platforms.

The marketplace for healthcare is constantly evolving. Customer groups beyond prescribers have an increasing influence on treatment decisions and guidelines, while patients continue to become more informed stakeholders in their healthcare decisions and look for solutions to meet their changing needs. Novartis is responding by adapting our business practices to engage appropriately with patients, customer groups and other stakeholders, including by delivering innovative solutions to drive education, access and improved patient care.

Our workforce

We employed 75 267 people (in full-time equivalent positions) on December 31, 2025. We rely on identifying, attracting, developing and retaining a diverse, highly skilled workforce (including high-quality researchers and development specialists, physicians, and skilled employees with key capabilities) across our business and functions to achieve our objectives.

The following table provides an overview of our workforce characteristics and operating sites:

Workforce characteristics	2025	2024	
Headcount	77 052	78 310	Δ
Full-time equivalent positions	75 267	75 883	Δ
Europe	34 073	34 152	
Asia/Africa/Australasia	24 705	25 437	
USA	12 556	12 603	
Canada and Latin America	3 933	3 691	
Turnover (%)	13	12	Δ
Voluntary turnover (%)	7	6	
Gender representation (% female / % male)			
Headcount	52 / 48	52 / 48	Δ
Board of Directors	42 / 58	31 / 69	Δ
Executive Committee	20 / 80	18 / 82	Δ
Gender representation by contract type (female / male)			
Permanent	38 444 / 35 739	39 089 / 36 777	Δ
Temporary	1 486 / 1 364	1 262 / 1 143	Δ
Operations			
Operating sites	184	197	Δ
Manufacturing sites	31	33	Δ

Δ 2025 data in scope for external limited assurance

Novartis makes employment decisions based on merit and relevant job-related factors, including the skills, qualifications and experience of the individual, without regard to sex/gender, race, ethnicity, or any other legally protected or personal characteristics unrelated to the job. As a global company, Novartis is committed to complying with all applicable laws, regulations and standards in the jurisdictions where we operate, and our policies and practices may vary accordingly to reflect local legal and regulatory requirements.

The following table sets forth our major headquarters and most significant production, research and development, and administrative facilities.

Location	Size of site (in square meters)	Major activity
Basel, Switzerland – St. Johann	481 448	Global Company headquarters; International organizational unit headquarters; research and development
Kundl and Schaftenau, Austria	283 017	Production of biotechnological products, active drug substances and nucleic acids, drug products and finished products; product development
Cambridge, Massachusetts, US	167 225	Research and development
Menges, Slovenia	166 591	Production of small molecules and large molecules drug substances and drug intermediates; Research and development for Biologics
Ljubljana, Slovenia	144 717	Management of the small molecules platform, testing hub for Novartis manufacturing sites, production of oral dosage forms, and aseptic drug product manufacturing
East Hanover, NJ, US	123 751	US organizational unit headquarters; research and development
Shanghai, China	105 614	China country headquarters; research and development
Stein, Switzerland	64 700	Production of sterile vials, pre-filled syringes and ampoules; capsules and tablets; active pharmaceutical ingredients; and cell and gene therapies
Huningue, France	41 000	Production of drug substances for clinical and commercial supply
Durham, North Carolina, US	15 794	Manufacture, package and release commercial *Zolgensma* product and certain clinical development activities
Schweizerhalle, Switzerland	8 880	Manufacture of small-interfering RNA (siRNA) drug substance for *Leqvio*
Indianapolis, Indiana, US	8 230	Manufacture, package and release clinical and commercial *Pluvicto* and *Lutathera* product for US and Canada
Ivrea, Italy	4 300	Galenic development and manufacture, package and release of radioligand therapy products in oncology (clinical & commercial) *Pluvicto* and *Lutathera* product

For more information on our operations, products, markets and workforce, see our Annual Report: "Item 4. Information on the Company—Item 4.B Business overview and Item 4.D. Property, plants and equipment," and "Item 6. Directors, Senior Management and Employees—Item 6.D Employees."

Reporting criteria

Headcount: All employees in Novartis payroll systems at the end of the reporting period, excluding the Board of Directors, Foundation board members and individuals on unpaid leave.

Full-time equivalent positions: In total and by region, is calculated by dividing the total number of hours that employees have worked by the standard number of hours for a full-time employee. Data is collected from Novartis payroll systems at the end of the reporting period and excludes the Board of Directors, Foundation board members and individuals on unpaid leave.

Turnover: Percentage of employees who left Novartis during the reporting period, calculated based on the average headcount using monthly figures excluding the Board of Directors, Foundation board members and individuals on unpaid leave. Voluntary turnover also excludes redundancies, divestments, retirements and deaths.

Gender representation — Headcount: Proportion of female and male employees as a percentage of total headcount at the end of the reporting period. Gender information is collected during the employees' onboarding process. The metric excludes employees who prefer not to disclose their gender.

Gender representation — Board of Directors: Proportion of female and male members of our Board of Directors as a percentage of the total number of Board members at the end of the reporting period.

Gender representation — Executive Committee: Proportion of female and male members of the ECN as a percentage of the total number of ECN members at the end of the reporting period.

Gender representation by contract type: Number of female and male employees by contract type. Permanent employees have open-ended employment contracts, while temporary employees have fixed-term contracts. Contract and gender data are collected during the employees' onboarding process. The metric excludes employees who prefer not to disclose their gender.

Operating sites: Number of sites worldwide where Novartis had a physical presence at the end of the reporting period. Novartis defines an operating site by its municipality or district. One operating site can include multiple locations within the same municipality. The metric excludes properties that are classified solely as land, parking, educational, leisure (such as sport facilities) or residential properties, as well as properties used only for utilities.

Manufacturing sites: Number of manufacturing sites approved for the commercial supply of Novartis products, as at the end of the reporting period. Novartis defines a manufacturing site as an entity in one location, or several locations in proximity to each other, managed through an established and single management structure.

Strategy

Business environment

Advances in both medical science and digital technologies are opening opportunities for new treatments and more efficient drug discovery. At the same time, pressure on pricing is increasing due to regulatory changes, government funding constraints and tariffs on international trade. Meanwhile, as demand for high-quality treatment is rising, there are many people around the world who struggle to access adequate healthcare and the medicines they need. The major trends shaping our business environment include:

- **Scientific and technological innovation:** Rapid progress in medical science means we now understand more about human health than ever before, and these advances are supported by developments in data and digital technologies, including artificial intelligence. This is opening potential opportunities for new breakthrough treatments, shorter times for their development, reduced costs, more personalized forms of healthcare and greater drug safety. It highlights the importance of continued investment in research and development, particularly in next-generation technologies such as radioligand therapy, xRNA, and cell and gene therapies.
- **Policy, economic and geopolitical pressures:** Geopolitical tensions are contributing to trade protectionism, economic sanctions, political instability, and new national security regulations. These measures may disrupt complex global supply chains in the pharmaceutical industry. At the same time, evolving legislation is changing how governments pay for medicines. In the US, the 2022 Inflation Reduction Act imposed price controls on select drugs in the country's Medicare program and in 2025 the administration made several further proposals related to drug pricing and tariffs. Meanwhile, the EU is revising legislation with a view to improving access and affordability for patients.
- **Health challenges:** Demand for quality healthcare is continuing to rise, particularly in areas such as oncology, cardiovascular and immunology. US and EU markets are expanding, as is China, given current government support for better healthcare access. Patients, meanwhile, are better informed and have increasing influence on treatment decisions. Nevertheless, access to healthcare remains a serious challenge, complicated by recent cuts to international aid budgets. The World Health Organization estimates that almost 2 billion people worldwide do not have regular access to essential medicines due to costs, poor healthcare infrastructure and a shortage of healthcare workers. Collaboration and partnerships across the healthcare system are needed to address these complex challenges. At the same time, many healthcare systems are under pressure as a result of long-term factors, such as aging populations, funding constraints, climate change and evolving lifestyles. These factors have led to an increase in illnesses, such as cancer, diabetes and heart disease, as well as respiratory illness and vector-borne diseases such as malaria.

Strategic focus areas

As part of our core strategy, we focus on **four therapeutic areas**: cardiovascular, renal and metabolic; immunology; neuroscience; and oncology. Each has strong growth potential and high unmet patient needs. This focus allows us to build depth in our chosen areas, and to use our scientific expertise to discover and develop new treatments, intervene earlier in the progress of a disease and improve the quality of life for patients.

Our exploratory research focuses on these four areas, but we recognize that a wider approach is needed to develop an effective R&D pipeline and remain a leader in scientific discovery. We also work closely with external researchers, biotechnology companies and academics to increase our chances of discovering new medicines and treatments.

To support these focus areas, we invest in **technology platforms** to help us deliver future treatments. We focus on two established platforms — chemistry and biotherapeutics — in addition to three advanced platforms: radioligand therapy, xRNA, and cell and gene therapy.

We focus on **four priority markets**: US, China, Germany and Japan. Together, these markets account for most of the expected growth in global healthcare spending through 2030. Though these are our priority markets, we also maintain a presence in other markets worldwide.

Strategic priorities

We have set three strategic priorities:
- **Deliver high-value medicines to accelerate growth:** We aim to increase growth, driven by continued strong momentum in our existing portfolio of medicines and key upcoming launches. Over the longer term, we expect growth will come through delivering high-value medicines that sustain and replace our existing growth drivers.
- **Embed operational excellence to deliver returns:** In an increasingly competitive environment, we are simplifying processes and reducing costs to become more efficient and effective in our decision-making and to free up resources for investment in new medicines. Our goal is to continue making attractive returns to shareholders while creating value for patients, healthcare systems and society.
- **Strengthen our foundations:** We continue to invest in the foundations of our long-term success. We have made progress in strengthening our culture to attract and retain talent, while developing artificial intelligence capabilities across our value chain and continuing to build trust with stakeholders and society.

For further details of our strategy, financial performance and capital allocation, see "Item 5. Operating and Financial Review and Prospects" and "Item 8. Financial Information" in our Annual Report. For further details on our existing portfolio of medicines, see "Item 4. Information on the Company—Item 4.B Business overview."

Social impact and sustainability strategy

Social impact and sustainability drive long-term value for our business by extending access to our medicines to underserved patients. Our social impact and sustainability strategy defines how we aim to create value for patients and society, by focusing on maximizing the impact of our medicines to unlock better health for overlooked communities.

Supporting this are the fundamentals of how we aim to do business:

• Protecting the planet while advancing human health
• Advancing our people and culture to achieve shared success
• Embedding ethics across the business

Our work is part of a broader ecosystem, in which we partner with governments, academia, civil society and healthcare providers to strengthen health systems.

The greatest health impact of our social impact and sustainability approach comes from embedding principles of inclusion — such as clinical trial representation, creating access strategies for our product launches or supporting health system strengthening — across every stage of our activity, from R&D to commercialization.

Stakeholder engagement

We maintain structured and ongoing engagement with stakeholders across our value chain, within our global organization and in countries across various jurisdictions. This is part of both our due diligence efforts and our regular business activities, including in support of our approach to social impact and sustainability. Engaging with stakeholders enables us to identify and respond to their perspectives and priorities, and to manage our material impacts. Engagement is embedded in our governance and operational processes, and executed through teams operating at our headquarters and in countries around the world. These teams ensure that stakeholder perspectives inform our strategic decision-making.

Investors: We engage with the investor community to highlight our strategic direction. Our regular interactions include meetings with Novartis management, pipeline events, roadshows and a quarterly newsletter. Our focus is on our top 100 institutional investors, who hold around 60% of our shares. We emphasize sustainable value creation, responsible capital allocation and long-term resilience, as well as our commitment to social impact and sustainability initiatives. ESG performance, executive compensation and governance are regularly addressed to ensure transparency and accountability.

Employees: We engage with our employees to foster a safe, healthy and inclusive work environment. These efforts help us to raise awareness and improve the work environment. Engagement takes place through Company-wide meetings, surveys, training and performance evaluations covering safe and healthy work practices and other topics. We also maintain open dialogue with employee representatives and unions.

Suppliers and other business partners: We engage with suppliers and business partners to promote responsible business conduct, support environmental sustainability and uphold internationally recognized human and labor rights across our value chain. This engagement includes supplier questionnaires, audits, capacity-building initiatives, grievance mechanisms, bilateral exchanges and participation in industry platforms. Key topics include supplier sustainability strategies and performance, as well as working conditions, including human and labor rights.

Healthcare professionals and systems: We engage with healthcare professionals (HCPs) and other healthcare system stakeholders to provide information and education for the safe and effective use of our medicines, and to better understand their needs and constraints. These interactions help us improve access to medicines, ensure reliable supplies, and enhance our scientific and commercial strategies with HCP and system priorities. Through direct contact, digital platforms, conferences, training and partnerships, we share clinical insights, support innovative care models, and explore collaborations that enhance affordability and access.

Patient community: We identify the needs and expectations of patients through our interactions with patient communities. We conduct our engagement through partnerships with patient organizations, support programs, post-trial access initiatives and educational platforms. The insights that we gain are incorporated into our research, development and commercialization activities to help improve the effectiveness of our medicines and minimize their risks. They help us embed patient insights into clinical trial design, jointly create support programs, and address access and affordability challenges. Patient experience data is also integrated into regulatory and value dossiers.

Policymakers and regulators: We engage with policymakers, regulators and government stakeholders to build trust, support sustainable business growth, and foster an environment that enables innovation and expands access to medicines. We interact via trade associations, bilateral meetings, public consultations and industry initiatives. Our dialogue contributes to policy discussions on life sciences competitiveness, value-based healthcare and responsible innovation by addressing topics such as support for R&D investment, healthcare spending constraints, and regulatory developments affecting commercialization and sustainability.

Materiality assessment

Implementing our business model and strategy results or may result in impacts on people and the environment. The regulation of our activities and changes in our business environment may turn these impacts into risks or opportunities for our business.

Our materiality assessment, conducted with a double materiality perspective and concluded in 2025, covered risks and opportunities arising from our value chain (see page 11) that are required to understand the business performance and results (financial materiality) as well as the impact of Novartis on people and the environment (impact materiality). Our assessment was performed at a Company level, using country- and site-specific data. It also included insights from our stakeholder engagement and due diligence processes, peer comparisons, as well as further research and interviews with internal subject-matter experts.

We developed a list of potential impacts, risks and opportunities over the short, medium and long term, and attributed them to topical areas. We assessed impacts in alignment with experts from across the business, using systematic scales for common criteria such as severity/magnitude and likelihood. This assessment was reviewed in workshops involving subject-matter experts from across our business and the results considered in our Enterprise Risk Management (ERM) process. We also conducted topic-specific analyses on climate- and nature-related impacts, risks and opportunities, and on human rights risk saliency. We plan to assess each year whether significant changes have occurred in our business model and operating environment that might require an update to our materiality assessment.

The inputs were consolidated based on severity and likelihood of occurrence to ensure comparability, strategic alignment and compliance with the SCO, prior to review by the ESG Committee and approval by the ACC.

This report contains the results of this assessment and presents how we govern and manage material non-financial matters (see pages 20-39).

Enterprise risk management

Our ERM framework is designed to generate a complete view of strategic and operational risks for our Company and drive a culture of informed risk-taking that advances our strategy. Our annual ERM process is based on four steps: understanding and adapting to the changing dynamics of our external environment; identifying, assessing and analyzing potential risks to the success of our strategy; setting a clear risk appetite for each risk; and taking actions to achieve our target risk exposure.

Our ERM approach takes into consideration our social impact and sustainability risks, including those identified in our climate, nature and human rights analyses and assessments. It includes monitoring the actions taken to mitigate the risks in these areas, as well as the effectiveness of these actions. See "Item 3. Key Information—Item 3.D Risk factors" in our Annual Report for a description of our risks.

Climate-related scenario analysis

We assess the resilience of our strategy to future climate change impacts through quantitative and qualitative scenario analysis using low-, medium- and high-emission pathways, in line with the recommendations of the TCFD. The analysis covers both physical risks and transition risks and opportunities.

Physical risks in our own operations were evaluated based on a shortlist created in 2024 using a third-party platform to screen our operating sites and warehouses for exposure to 18 temperature-, water- and wind-related acute and chronic risks in the short, medium and long term. We did not conduct a full screening in 2025 as there were no significant changes in the list of sites or climate data used. We also screened the exposure to physical risks of business partners that provide goods and services for the manufacturing of our products.

Our last full screening of transition risks and opportunities also took place in 2024 in a cross-functional workshop. It considered risks related to reputation, policy and legal, market and technology, and energy sources over the short, medium, and long term in different emission scenarios.

We did not identify additional material physical or transition risks or opportunities for the current reporting period. We continued to strengthen and refine our existing analysis regarding the quantification of anticipated financial effects and the connectivity to the financial statements.

For the results of the analysis, see "Climate risk and resilience" (page 23).

Nature-related impact analysis

In 2024, we conducted an initial assessment of nature-related impacts, risks and opportunities in our supply chain and own operations using the Locate, Evaluate, Assess and Prepare approach developed by the Taskforce on Nature-related Financial Disclosures. We completed an assessment of our downstream impacts in 2025.

Our analysis to date identified potentially material impacts on nature from pollution of water. We continue to assess the nature-related pillar of our environmental sustainability strategy as our understanding of impacts, risks and dependencies matures.

Human rights saliency

Using the risk-saliency principles set out by the United Nations Guiding Principles on Business and Human Rights (UNGPs), we conduct an annual human rights risk assessment to identify and prioritize the most severe potential impacts on people across our value chain. We evaluate and rank risks through stakeholder interviews, evidence reviews and a cross-functional workshop. Prioritizing our most salient human rights topics enables us to focus on due diligence where the risk of adverse impacts to people is highest.

Our 2025 assessment reaffirmed our existing human rights priorities, which continue to represent the areas with the most significant potential impacts on human rights. These include labor rights risks in the value chain and health risks related to our core business activities For more information, see "Working conditions in the value chain" (page 32) and "Patient health and safety" (page 34), respectively.

Due diligence

Novartis has put in place due diligence processes aimed at identifying, assessing, remediating and monitoring negative impacts on people and the environment across its value chain. These processes are designed to secure adherence to Company policies and external regulations by employees and external partners. Management systems support their implementation.

We operate an integrated assurance model overseen by our global Ethics, Risk and Compliance (ERC) function, working together with Internal Audit. Our model has three lines of assurance:
- Employees addressing potential risks arising from our business activities represent the first line.
- Second-line roles provide expertise, support, monitoring and challenge on risk-related matters. The Corporate ERC Assurance Team coordinates this line of assurance, ensuring one functional standard for our approach. Through internal monitoring activities we assess compliance with policies and processes, and identify necessary improvements and follow-up actions. Through external audits of our external partners we monitor compliance with standards in areas such as business conduct, human rights, and health, safety and environment.
- Internal Audit represents the third line and provides independent assurance to the Board of Directors and Executive Committee as to whether the first and second lines are functioning effectively. It provides advice on the effectiveness, efficiency and adequacy of processes and controls.

To monitor and address impacts in our supply chain, our External Partner Risk Management (EPRM) framework is designed as a globally applied process to ensure that Novartis engages with external partners that are capable of and willing to comply with Novartis values and standards. The process is outlined in our EPRM guideline and handbook, and is applicable for all Novartis employees who directly or indirectly engage with external partners. The process covers risk areas including business conduct; contractor safety; health, safety and environment; human and labor rights; and raw materials certification.

The EPRM process comprises the following phases:
- Identification of relevant risk areas for each potential external partner
- Assessment of the external partner through a risk-based approach in which medium- and high-risk external partners undergo a risk assessment (including onsite or virtual audits, depending on the external partner's self-assessment using a questionnaire on risk areas), followed by decision on the engagement
- Remediation of risks, as applicable, and contracting with the external partner by inserting the respective contractual provisions in the legal agreements
- Monitoring of external partner to maintain visibility, continued compliance and timely re-assessment

Our EPRM process is an integral part of external partner onboarding. It is renewed every three years, or earlier if monitoring, grievance procedures or other triggers indicate a potential risk.

The Novartis Third Party Code (TPC) outlines the standards we expect of external partners across all Novartis entities, including in relation to human and labor rights, and environmental sustainability. Our TPC is incorporated into our standard contract terms with our external partners. These contractual terms give us the right to conduct an audit to monitor compliance with the TPC. They also require our external partners to promote similar standards within their own supply chains. We collaborate with industry groups, such as the Pharmaceutical Supply Chain Initiative (PSCI), on projects that address sector-wide supply chain challenges.

Human rights due diligence

To understand and address negative impacts on human rights throughout our value chain, we conduct ongoing human rights due diligence and have policies and management systems in place. These support our commitment to respecting human rights as articulated in our Human Rights Commitment Statement, in line with the principles set out in the UNGPs and the Organisation for Economic Co-operation and Development (OECD) Guidelines for Multinational Enterprises. Our commitment includes internationally recognized human rights, including those contained in the International Bill of Human Rights[1] and the International Labour Organization's (ILO) core labor rights conventions, including the Minimum Age Convention (no. 139) and the Worst Forms of Child Labour Convention (no. 182). We are also signatories to the United Nations Global Compact (UNGC) and report annually on our progress.

For more information on our approach to managing potential human rights impacts, see "Human Rights Statement 2025" (page 46).

[1] Consisting of the Universal Declaration of Human Rights, the International Covenant on Civil and Political Rights, and the International Covenant on Economic, Social and Cultural Rights

Environmental due diligence

To understand and address negative impacts on the environment along our value chain, we have established a structured due diligence framework that covers environmental matters and is designed to ensure compliance with applicable regulations, internal governance standards and internationally recognized best practices. Our due diligence practices directly support our sustainable supply chain management and our broader objectives, particularly in the areas of climate action and pollution.

Our global Health, Safety and Environment (HSE) Policy mandates environmental protection, requiring strict adherence to legal obligations and continuous improvement in resource efficiency. Our environmental management system is aligned with the principles of ISO 14001, supporting a systematic approach to environmental performance improvement, risk mitigation and regulatory compliance.

External partners — including suppliers, contractors and other third parties — are contractually required to meet our environmental standards. Our TPC requires compliance with all applicable environmental laws, and mandates the minimization of environmental impacts associated with operations and products. Environmental sustainability criteria are embedded in supplier contracts, including requirements for emissions reductions.

We conduct HSE audits of supplier manufacturing sites following a risk-based approach. Environmental compliance and adherence to Novartis expectations are verified through our EPRM framework. If our expectations are not met — e.g., permits are missing or being violated — we collaborate with the supplier to develop and implement a corrective action plan. Progress is monitored until remediation is achieved. In cases where critical issues remain unresolved or the supplier fails to meet the requirements of our TPC, contractual relationships may be suspended or terminated.

For more information on our approach to environmental matters, see "Climate change" (page 20) and "Pollution of water" (page 29).

Grievance mechanism

Novartis operates a formal grievance mechanism managed by our SpeakUp Office as part of our due diligence process. This mechanism enables internal and external stakeholders to confidentially report allegations of misconduct, including those about human and labor rights, related to our operations or supply chain. Allegations can be submitted anonymously.

- **Accessibility:** Multiple channels can be used to report allegations. A web-based platform and telephone lines managed by an independent third-party provider are available at all times. Allegations may also be submitted via internal channels, including through line management, ERC, Legal, People and Organization, Global Security, and workers' council representatives.
- **Protection and confidentiality:** The mechanism is designed to protect those who use it in good faith against retaliation, and maintains confidentiality throughout the reporting and investigation process.
- **Investigation:** All allegations are subject to structured investigation protocols. Allegations made via the SpeakUp mechanism that represent a higher risk to Novartis from a reputational, business, financial, legal, and/or quality or safety perspective are investigated centrally by dedicated investigators. Lower-risk cases are investigated or addressed locally.
- **Remediation:** Confirmed breaches of the Code of Ethics, TPC, internal policies or applicable laws trigger remedial actions that may include disciplinary measures or a reassessment of third-party relationships. Root cause analysis is conducted to inform systemic improvements.
- **Governance oversight:** The SpeakUp Office reports regularly to the ECN and the ACC.
- **Policy framework:** The mechanism is supported by internal policies, guidance and handbooks applicable to all employees. It is aligned with the US Sarbanes-Oxley Act and the EU Whistleblowing Directive.

In 2025, we recorded 1 116 new allegations of potential misconduct, and we substantiated 745 higher-risk allegations, whether reported during the reporting period or in previous years (see table below). The largest number of substantiated higher-risk allegations is linked to IT and data privacy. Due to effective preventive and detective measures, training and other efforts to raise awareness, these decreased in 2025 compared with the previous year. See "Business conduct" (page 38), "Responsible marketing" (page 37), and "Working conditions in the value chain" (page 32).

Grievance metrics

	2025	2024	
Total allegations [1]	**1 116**	1 834	Δ
Higher-risk allegations substantiated [1,2]	**745**	921	Δ
Discrimination, sexual harassment and other employee relations	**19**	16	
Human and labor rights	**0**	1	
Professional practices	**56**	41	
Bribery and kickbacks	**0**	0	

Δ 2025 data in scope for external limited assurance

[1] "Total allegations" refers to allegations reported within each calendar year and have been restated to reflect reported allegations classified as misconduct after the end of the previous reporting period. "Higher-risk allegations substantiated" refers to allegations closed within each calendar year and may also include allegations reported in previous years.

[2] Listed categories reflect the allegation as determined by the SpeakUp Office. Investigations are conducted with reference to Novartis internal policies (and, as applicable, relevant laws and regulations); substantiation of an allegation indicates a violation of Novartis policy but does not necessarily imply a violation of law or regulation.

Reporting criteria

Total allegations: All claims or assertions of potential misconduct raised through one of the SpeakUp reporting channels during the reporting period. Allegations that are not backed up by sufficient evidence or that fail to meet the criteria for misconduct, as assessed by the SpeakUp Office, cannot be investigated and are excluded.

Higher-risk allegations substantiated: Substantiated allegations, in total and for selected subcategories, related to higher-risk misconduct cases closed during the reporting period, which may include allegations raised in previous years. Multiple allegations may be comprised in one case. An allegation is considered higher risk if it relates to potential misconduct by a senior leader or manager, and/or with potential disruptive reputational impact/significant financial impact, and/or related to sexual harassment, discrimination or retaliation.

Environmental matters

Climate change

Impacts, risks and opportunities

The research, development, production and commercialization of medicines generate GHG emissions that contribute to the effects of climate change, which can influence public health and the resilience of healthcare systems. Direct emissions arise from fossil fuel combustion at our operating sites and from the use of Company-owned vehicles (Scope 1), while indirect emissions come from the consumption of energy from nonrenewable sources (Scope 2). Most of our total emissions (95%) in 2025 originated outside our direct operations (Scope 3); 77% of these were linked to the purchase of goods and services for the manufacture of active pharmaceutical ingredients (APIs); commercial, research and development purposes (including clinical trials); and other business activities (see "Gross Scope 3 GHG emissions" in table on page 27).

Physical risks from climate-related natural hazards can create financial impacts due to damage to our assets or to our dependence on raw materials, energy and water in manufacturing. Acute physical risks may lead to a decrease in asset values (property, plant and equipment, or inventories), or to lost revenue opportunities due to business interruptions in either our own operations or our upstream value chain. Chronic risks, such as rising average temperatures, may increase operating expenses.

The transition toward net-zero exposes our business to various transition risks and opportunities that could impact our organization if they materialize.

- **Reputation:** Failure to meet our climate commitments may impact relationships with patients, partners, investors and employees in the long term, and could result in negative impacts on our reputation, recruitment, retention, operations, financial results and share price. It may also influence investor confidence and the cost or availability of capital. Conversely, progress on our climate commitments can strengthen stakeholder trust and support market access.
- **Policy and legal:** Pricing of carbon emissions could increase operating expenses. Climate-related litigation, while currently concentrated in high-emitting sectors, could extend to other sectors in the long term — particularly those perceived as failing to take adequate action toward net-zero — creating potential legal costs or liabilities.
- **Market and technology:** Uncertainty in the pricing and availability of carbon removal credits may result in increased operating expenses in the long term. These credits are used to neutralize hard-to-avoid emissions as part of our target for net-zero by 2040, in alignment with the Science Based Targets initiative (SBTi) Corporate Net-Zero Standard. Meanwhile, climate-related shifts in temperature and air pollution may contribute to changes in disease burden that may vary by region, potentially impacting demand for our medicines in the medium and long term, and increasing revenue for certain disease areas while decreasing it for others.
- **Energy source:** Energy-related policies and market mechanisms that promote renewable energy create opportunities to reduce operating expenses by contracting for or generating renewable energy at competitive prices.

Implementing our climate transition plan (see page 21) can significantly reduce our exposure to the identified transition risks and allow us to capitalize on transition opportunities. Given the progress made to date, we remain confident in our ability to achieve both our near- and long-term absolute emissions reduction targets. However, the successful implementation of carbon reduction measures depends on various factors outside our direct control (see page 21).

Policies

We aim to reduce our GHG emissions to mitigate our impacts and become a net-zero company by 2040. Our near- and long-term ambitions are consistent with the goal of the Paris Agreement to limit the global temperature increase to 1.5°C compared with pre-industrial levels and were validated by the SBTi in 2024. We measure progress through our absolute GHG emissions reductions across our value chain compared with a 2022 base year.

We have been implementing commitments to cover all our electricity with renewable electricity arrangements, such as power purchase agreements, by 2025, and to transition our fleet to electric vehicles by 2030 where technically feasible, which is assessed for each market based on available infrastructure. These commitments are in line with our pledges to RE100 and EV100 — initiatives led by the Climate Group that bring together companies committed to accelerating the transition to 100% renewable electricity and electric mobility globally.

Our actions are supported by our HSE Policy, which requires employees to take action to minimize the environmental impact of all business activities and to support initiatives to reduce emissions (see page 18).

To drive climate action beyond our own operations, we formalize expectations toward our suppliers by incorporating environmental sustainability criteria into all supplier contracts or grant equivalency status or exceptions. These criteria mandate compliance with environmental laws and require suppliers to reduce their impact on the environment and set decarbonization targets, monitor their environmental performance and report on it externally, as well as engage with their own suppliers to drive action across the value chain.

Climate strategy and roadmap

We have established a transition plan to achieve our near- and long-term targets that were validated by the Science Based Targets initiative (SBTi) in 2024.

To reduce absolute Scope 1 and 2 GHG emissions 90% by 2030 from a 2022 base year — and maintain a minimum of 90% reductions from 2030 through 2040 — we aim to:

- **Reduce energy consumption** by switching to efficient utility equipment, adopting new manufacturing technology solutions, and optimizing processes at our sites
- **Transition to renewable energy** by using renewable electricity throughout our operations, adopting renewable thermal technologies (e.g., steam generated using renewable energy sources and electric boilers powered by renewable electricity), and transition to electric vehicles where technically feasible

We apply a shadow carbon price of USD 100/tCO_2e in decisions on capital expenditure over USD 20 million. This price is reviewed annually. It is used to support our voluntary climate commitments and is not reflected in our financial results.

To reduce absolute Scope 3 GHG emissions 42% by 2030 and 90% by 2040 from a 2022 base year, we focus on the categories "purchased goods and services," "upstream transportation and distribution," "business travel" and "employee commuting" (see page 27), which accounted for 87% of our Scope 3 GHG emissions in 2025, and plan to:

- **Engage our suppliers** by embedding environmental sustainability criteria into supplier contracts and by supporting them in reducing their emissions. We support their transition to renewable energy, as well as their transition to sustainable processes for manufacturing APIs and drug products through initiatives such as solvent recovery and recycling and, where feasible, the application of green chemistry principles. We are also reducing emissions from our clinical trials by consolidating shipments of medicines and samples and introducing reusable shipment boxes. Further, we work with our peers in industry organizations to help improve the environmental performance of suppliers in areas such as renewable electricity adoption, solvents, heat generated from renewable energy sources, plastics reduction and takeback schemes. These include the Sustainable Markets Initiative (SMI), the Pharmaceutical Environment Group (PEG), the PSCI and the World Business Council for Sustainable Development (WBCSD)
- **Prioritize low-carbon freight options** such as sea and rail, while supporting our suppliers to adopt decarbonization strategies for logistics
- **Promote more efficient and low-carbon business travel** through awareness and education

Across all scopes, we follow a clear mitigation hierarchy to achieve decarbonization. We focus on avoidance of emissions through efficiency programs, followed by substitution by transitioning to renewable energy. Emissions that we can neither avoid nor eliminate will be neutralized by investing in carbon removal credits. We secure options to procure additional carbon removal credits

should our full-year Scope 1 and 2 GHG emissions from energy exceed our forecasts for a given year, ensuring any unforeseen increases can be neutralized in line with our carbon-neutral commitment. We anticipate that carbon removal credits will represent less than 10% of our total 2022 base year emissions for Scope 1 and 2 by 2030 and for all scopes by 2040. For detail on the criteria we apply to ensure the quality of any carbon removal credits we purchase, see "Actions" below.

Implementing our transition plan successfully depends on various factors including:

- Continued support from government and regulators for economy-wide climate adaptation and mitigation
- Availability of renewable energy at economically viable prices
- Further advances in clean technology in areas such as research, product development and manufacturing
- Commitment of suppliers to take sufficient measures to reduce upstream emissions

Our climate-related targets

Scope 1 and 2 GHG emissions
- Become carbon neutral in our own operations by 2025 (Scope 1 and 2 from energy)
- Reduce absolute emissions 90% by 2030 from a 2022 base year
- Maintain a minimum of 90% absolute emissions reductions from 2030 through 2040 from a 2022 base year

Scope 3 GHG emissions
- Include environmental criteria in all supplier contracts by 2025
- Reduce absolute emissions 42% by 2030 from a 2022 base year
- Reduce absolute emissions 90% by 2040 from a 2022 base year

Actions

In 2025, our combined Scope 1 and 2 GHG emissions decreased by 14% from the prior year and 45% from the 2022 baseline. We reduced our Scope 1 GHG emissions by implementing projects to improve energy efficiency, adopt renewable energy solutions and reduce consumption of natural resources, supported by capital expenditure of USD 45.4 million. Effects on property, plant and equipment are not considered financially material.

To address Scope 2 GHG emissions, we increased our electricity sourced from renewables to 100% of our total electricity sourced in 2025, in line with our RE100 commitment, compared with 96% in the prior year. We have contracted virtual power purchase agreements for renewable electricity in North America (US and Canada) and the EU that are sufficient to cover 100% of our electricity use in those jurisdictions. We have also contracted for renewable electricity in other locations, including China, Japan, Turkey, Egypt and India. In 2025, renewable sources accounted for 49% of our total energy consumption, an increase of 3 ppts compared with 2024.

We also achieved our target for 2025 to become carbon neutral from energy in our own operations. Following our reductions, we neutralized residual emissions with certificates that are linked to the respective emission sources and with carbon removal credits. Biomethane certificates cover 70.8 ktCO$_2$e related to onsite natural gas consumption at our sites in the US and EU. Sustainable Aviation Fuel (SAF) certificates are used to neutralize 4.9 ktCO$_2$e of jet fuel emissions. Carbon removal credits have been purchased to address residual Scope 1 and 2 GHG emissions of 124.3 ktCO$_2$e that cannot currently be mitigated through operational measures or fuel substitution. All carbon removal credits have been certified under recognized carbon crediting programs that apply methodologies consistent with best-practice frameworks and the latest climate science, as set out in the Criteria for High-Quality Carbon Dioxide Removal issued on registries endorsed by the International Carbon Reduction and Offset Alliance (ICROA). Quality criteria applied to the carbon removal credits include an assessment of whether the project they support would have occurred without carbon finance (additionality), an assessment of the scenario representing emissions in the absence of the removal activity (conservative site-specific baseline), a well-defined monitoring and verification process, durability, and environmental and social safeguards.

In 2025, our Scope 3 GHG emissions decreased by 4% from the prior year and 17% from the 2022 baseline.

We implemented environmental sustainability criteria in contracts with all priority suppliers to support the reduction of Scope 3 GHG emissions and broader environmental goals. Suppliers with contracts that include environmental sustainability criteria covered 97% of Scope 3 GHG emissions at the end of the reporting period, representing an increase of 21 ppts compared with the prior year. Suppliers not yet covered are part of a smaller and more fragmented supplier base, for which full contractual implementation is more challenging. We have addressed this with an update to our procurement process that requires these suppliers, who account for 3% of our Scope 3 GHG emissions, to confirm acceptance of the TPC.

We aim to apply sustainable design principles to both new and existing products; this involves an end-to-end review — from early-stage research to product development, marketing and delivery. To support this, we have initiated life cycle assessments (LCAs) for our commercial brands, where feasible, to help identify opportunities to further reduce emissions. We are engaging with our suppliers to define action plans for reducing emissions across the identified hotspots in the product life cycle.

In 2025, we reduced Scope 1, 2 and 3 GHG emissions by 19% compared with the 2022 baseline.

Climate target performance

In 1000 tCO$_2$e [1,2]	2025	2024	Baseline	Target year	Target	Progress	
Scope 1 and 2 GHG emissions from energy	200.0	233.3	n/a	2025	Carbon neutral	Carbon neutral[3]	Δ
Supplier emissions covered by contracts that include environmental criteria (%)	97	76	n/a	2025	100%	97%	Δ
Scope 1 and 2 GHG emissions [4]	202.1	235.7	365.3	2030	– 90%	– 45%	Δ
Scope 3 GHG emissions [4,5]	4 047.4	4 207.5	4 872.4	2030	– 42%	– 17%	Δ
Scope 1, Scope 2 and Scope 3 GHG emissions [4,5]	4 249.5	4 443.2	5 237.7	2040	– 90%	– 19%	

Δ 2025 data in scope for external limited assurance. The baseline, target year, target and progress were not assured. | n/a: not applicable

[1] Environmental data for the current year is based on actual performance data from January to September, with estimates for October to December, unless indicated otherwise.

[2] Excludes emissions generated at the Novartis entity Abadia Retuerta in Spain

[3] Residual emissions neutralized through purchase of 124.3 ktCO$_2$e of carbon removal credits, 70.8 ktCO$_2$e of biomethane certificates, and 4.9 ktCO$_2$e of sustainable aviation fuel certificates

[4] Measured against 2022 base year

[5] Scope 3 calculations for Categories 1 and 2 are based on 11 months of actual data (Jan–Nov) with December figures estimated. Categories 6 and 9 are based on actual data for the full reporting year.

Reporting criteria

Where applicable, our climate-related targets cover the following greenhouse gases: carbon dioxide (CO_2), methane (CH_4), nitrous oxide (N_2O), hydrofluorocarbons (HFCs). We do not generate significant emissions related to perfluorocarbons (PFCs), sulfur hexafluoride (SF_6) and nitrogen trifluoride (NF_3). Any legal entity, Novartis site, R&D program or supplier incorporated into Novartis and/or brought under the scope of environmental sustainability reporting since January 1, 2024, is not in scope for our 2025 environmental sustainability target performance.

Scope 1 and 2 GHG emissions from energy: Scope 1 and 2 GHG emissions (see reporting criteria for Scope 1 and 2 GHG emissions opposite) excluding Scope 1 process emissions. It considers emissions from energy consumption and is reported in thousands of metric tons of CO_2e.

Supplier emissions covered by contracts that include environmental criteria: Scope 3 GHG emissions allocated to suppliers that have accepted our environmental sustainability (ES) criteria as a percentage of total supplier-related Scope 3 GHG emissions at the end of the previous reporting period. All suppliers whose emissions fall under supplier-related Scope 3 categories 1-6 are included. Suppliers accept the environmental sustainability criteria through a dedicated ES Criteria Annex, Third Party Code v3 or higher, or an equivalency check. Exceptions from environmental sustainability criteria may be granted based on an analysis of their business activity and environmental sustainability risk.

Scope 1 and 2 GHG emissions: Scope 1 and Scope 2 market-based GHG emissions excluding emissions from fugitive sources. This exclusion is in line with the SBTi Corporate Net-Zero Standard. Scope 1 and 2 GHG emissions are reported in thousands of metric tons of CO_2e.

Scope 3 GHG emissions: Scope 3 GHG emissions excluding the following categories that are partially or fully excluded from our target boundary, in line with the SBTi Corporate Net-Zero

Standard: Purchased goods and services (partial); Fuel and energy-related activities (partial); Downstream transportation and distribution (partial); Processing of sold products (full); Downstream leased assets (full); Investments (full). Novartis uses an environmentally extended input-output model operated by a third party for categories 1 and 2 (purchased goods and services, and capital goods).

Climate risk and resilience

We conduct an annual climate scenario analysis to identify and assess the potential effects of climate-related risks and opportunities — both in our own operations and through our business relationships or products — on our future financial performance. Results from our 2025 analysis show that:
- Climate change presents both risks and opportunities for Novartis.
- Our current strategy and financial position remain resilient to the possible effects of climate change on our business.

Significant areas of uncertainty considered in assessing the resilience of our strategy and activities to climate change include assumptions about future policy and regulatory developments, the timing and scale of technological change, the reliability of climate and socioeconomic forecast data, and the potential market responses to transition and physical climate risks.

Our scenario analysis covers all our operating sites and we assess risks across three time horizons:
- Short term: up to one year (aligned with our financial statements)
- Medium term: up to 2030 (aligned with our near-term targets)
- Long term: up to 2050 (aligned with our 2040 net-zero target and with global net-zero pathways under the Paris Agreement)

To support the quantification of climate-related financial effects, we apply a set of common assumptions across all time horizons of our scenario analysis relative to the 2025 base year, unless stated otherwise. These are:
- Unchanged market share and commercial regions per disease area
- Unchanged footprint of operating sites and warehouses (anticipated changes that have been publicly announced are taken into account), and of manufacturing sites for suppliers that have contractual relationships with us
- Unchanged list of countries with emissions footprint (Scope 1, 2 and 3)
- Unchanged net book values for property, plant and equipment, and inventories
- Growth in revenue in line with the Company's latest publicly announced CAGR and with expectations for inflation from the OECD and the Network for Greening the Financial System (NGFS) of 3.4% for the long term
- Operating expenses consistent with a core operating margin of 40% by 2027 (in line with the Company's expectation) and held constant for subsequent years

Financial planning and effects
Climate-related issues can affect our financial performance and position through changes in cost structure, supply chain resilience or changing demand for our medicines. Near-term effects may be limited but could increase due to investments in low-carbon technologies. In the long term, these investments reduce long-term exposures to carbon pricing, regulation and volatility in energy prices.

Climate-related physical risks can also affect our financial position by causing business interruptions or lost sales opportunities. In 2025, climate-related events did not cause material business interruptions or material adjustments to carrying values, and these events are not anticipated to result in any such adjustments in 2026 either.

Our environmental sustainability strategy is fully integrated into our business strategy. The anticipated investment for our climate transition plan is assessed via our budgeting and strategic planning processes. It includes targeted capital expenditure to meet energy requirements in our own operations and to support the adoption of new technology solutions, such as continuous manufacturing, precision drug processing and integrated processing from API to finished goods. Operating expenses reflect decarbonization initiatives across our operations, including the transition to renewable electricity and the decarbonization of purchased heat from suppliers.

Due to the integrated nature of our value chain, Scope 3 decarbonization costs cannot be assessed separately from our regular operating expenses, as reductions are embedded in broader business activities such as sustainable procurement, product design and logistics. These are not standalone initiatives; they are part of how we drive performance and operate as a business.

Based on our scenario analysis, the effects from climate-related risks and opportunities on our financial position and performance across short, medium and long-term horizons are expected to remain modest (see page 25). Potential changes in the value of property, plant and equipment and of inventories are each estimated to be within the low single-digit percentage range. Revenue, defined as net sales from continuing operations, and operating expenses, defined as net sales from continuing operations plus other revenues minus operating income from continuing operations, may fluctuate due to physical and transition factors but fluctuations are expected to remain below 1%. For further details, see "Item 18. Financial Statements—Novartis consolidated financial statements" in our Annual Report.

Climate scenario analysis
We assessed the resilience of our strategy by analyzing potential climate-related financial effects on the value of our assets (i.e., property, plant and equipment, and inventories), as well as on anticipated future revenues and operating expenses (see table page 25). These effects were quantified where scenario data permitted and where uncertainty levels allowed for plausible estimations. We did not quantify areas with a high degree of uncertainty, such as the potential reputational impact of climate litigation.

For **physical risks**, we assessed the exposure of our operations and key suppliers using Intergovernmental Panel on Climate Change (IPCC) climate scenarios for 2026, 2030 and 2050. These scenarios reflect low-, medium-, and high-emission pathways, and results are presented as ranges to capture this variability (see page 25).

- For **acute physical risks**, we assessed potential decreases in asset values and revenues from business interruption before considering the mitigating effects of climate adaptation actions, such as maintaining multiple manufacturing sites per product, applying safety stock policies, and existing structural measures to protect facilities against extreme weather events. For our own operations, we modeled flooding, cyclones and droughts in water-stressed areas — these hazards were assessed as most relevant in our screening (see page 26). For suppliers, which we screened based on country- and sector-level exposures, we included wildfires in addition to flooding and cyclones, given limited site-specific information and to ensure significant risks were not overlooked; droughts were not assessed for suppliers.

  In 2025, we strengthened our models by refining our methodology, assumptions and estimates. However, the results are highly dependent on third-party climate data and assumptions for critical risk drivers, including expected days of business interruption and damage-loss curves. We identified the primary exposure to flooding, cyclones and/or drought at manufacturing sites in Western Europe, Egypt, Japan and Turkey; R&D sites such as those in the US and China; and certain office sites and warehouse locations, mainly in Asia and Western Europe. Supplier-related risks were relatively low overall, despite individual suppliers identified as high risk in countries such as India, Egypt, Romania and Puerto Rico.

- For **chronic physical risks** we assessed potential increases in operating expenses for cooling and electricity consumption at our sites, driven by extreme heat conditions. We expect the largest increase in cooling cost at our manufacturing sites in Austria and at our Basel headquarters over the medium and long term, particularly in the high-emissions scenario.

For **transition risks and opportunities**, we assessed potential financial effects for 2026, 2030, 2040 and 2050. Results were quantified where feasible, based on available data and uncertainty levels. We used scenarios from the International Energy Agency (IEA), the IPCC and Bloomberg New Energy Finance (BNEF), reflecting low-, medium- and high-emission trajectories (see page 25). Where applicable, these scenarios were combined with projected GHG emissions aligned with achieving our net-zero reduction target by 2040 and maintaining that level through 2050. Potential revenue effects on demand for medicines related to climate change followed a separate approach and are not reported for 2026, given the longer time horizons associated with changes in disease burden.

- An increase in operating expenses is likely as key operating and supplier countries adopt policies that enforce **carbon pricing**, which may lead to direct costs for Scope 1 GHG emissions and indirect costs for Scope 2 and Scope 3 GHG emissions as suppliers pass on carbon charges. Using IEA scenarios, we identified risks from Scope 1 and 2 mainly in Austria, the US, Singapore, Slovenia and Switzerland; potential increases in carbon charges related to Scope 3 risks in countries where we have a broad supplier base, including Austria, China, Switzerland, Italy and India. In addition, **prices for carbon removal credits** may also lead to higher operating expenses as we plan to purchase carbon removal credits to neutralize up to 10% of our residual emissions, compared with our 2022 base year, by 2030 for Scope 1 and 2 and by 2040 for all scopes, in alignment with the SBTi Corporate Net-Zero Standard. The risk of varying prices for carbon removal credits related to operating expenses is strongly dependent on our progress in reducing GHG emissions and by the enforcement of carbon pricing policies across different countries. This is reflected in the resulting financial impact range for each time horizon (see page 25).

- Implementing climate change mitigation actions could deliver cost savings as **renewable electricity** prices decline, with solar power expected to become cheaper than electricity from fossil fuel. Our estimate reflects savings from contracts for energy generated from renewable electricity and excludes potential benefits from the grid's global transition to renewables. With 100% renewable electricity by end-2025, we already capture much of this opportunity through contractual instruments. To maintain these benefits, we expect to continue investing in renewable energy solutions as prices decline, while exploring opportunities beyond electricity (see page 25).

- **Climate-related shifts in disease patterns** are expected to increase the global disease burden, which can affect demand for our medicines. We generated country-specific forecasts for climate-related disease burdens in therapeutic areas relevant to our current commercial portfolio, focusing on diseases where scientific literature supports a correlation with climate factors. We calculated potential effects on revenue compared with 2025, using disease burden data in low- and medium-emission scenarios from the Institute of Health Metrics and Evaluation (IHME), and a high-emission developed from scientific literature. Commercially relevant disease areas identified as affected by climate-related risk factors are ischemic heart disease, lung cancer, chronic kidney disease and asthma, which together represent approximately 46% of our 2025 revenue. The potential impacts on our revenue vary by region across different scenarios. In all scenarios, the climate-related disease burden from ischemic heart disease is anticipated to decrease in most European countries and the US due to the effects of policy and technological change, while it is expected to increase in other regions. For lung cancer, we identified a significant increase in climate-related disease burden in all scenarios in the long term, and in all regions other than Europe, especially in China and India. For chronic kidney disease, the climate-related disease burden is expected to approximately double by 2050, regardless of the scenario or region, driven by hot temperatures.

Management of climate-related risks and opportunities

While healthcare practitioners prescribe our products primarily based on their benefit/risk profile identified in clinical trials, health systems around the world are increasingly factoring environmental aspects into purchasing decisions, particularly in Europe. As part of our annual ERM process, we performed a qualitative assessment of the risk of the potential inability to meet our climate-related and other commitments. This risk cannot be reliably quantified but could have the potential to result in material negative effects on our reputation, talent recruitment and retention, operations, financial results, access to capital and share price in the long term. Exposures from transition risks are integrated into "Social impact and Sustainability matters" as outlined in "Item 3. Key Information—Item 3.D Risk factors" in our Annual Report.

We can significantly increase our resilience to climate change by implementing our climate transition plan. Considering recent progress, we believe we are on track to achieve our near- and long-term absolute GHG emission reduction targets.

The management of physical climate risks is integrated into operational risk management for manufacturing and supply chain activities. We have established policies and processes to support the quality and resilience of our supply chain and manufacturing processes. For instance, we have mitigated physical risks to our sites by putting in place infrastructure (e.g., shelters, flood defenses), supported by administrative procedures (e.g., business continuity plans). Further, we have an active energy management system to optimize energy consumption based on site-specific requirements. As for our supply chain, its broad geographic footprint, dual supply for key products, and inventory level and stock policies make it resilient. In addition, suppliers are being required to follow environmental sustainability criteria that include the implementation of action plans with mechanisms to monitor and report on progress, mitigate risks and remediate failures.

The management of climate transition risks is integrated into our strategic and financial planning processes (see "Financial planning and effects" above). To mitigate these risks, we implement measures described in our climate strategy and roadmap (see page 21). We also monitor regulatory developments and carbon market trends to anticipate cost impacts and adjust our approach to purchasing carbon removal credits.

The following table summarizes estimated financial impacts based on our analysis of climate-related risks and opportunities in the short, medium and long term. All quantifications represent globally aggregated estimates for the respective reporting year and may vary as our business and external environment continue to evolve, and as we continue to improve our methodology to assess these effects.

Physical risks – Acute (USD millions) [1]	2026	2030		2050	
Total potential decrease in property, plant and equipment value	89.3-90.6	89.0-90.8		91.6-92.1	Δ
Total potential decrease in inventory value	24.8-25.0	24.9-25.0		25.3-25.6	Δ
Total potential decrease in revenue from business interruptions [2]	152.5-155.2	189.5-191.7		375.5-385.7	Δ

Physical risks – Chronic (USD millions)	2026	2030		2050	
Total potential increase in operating expenses	23.6-25.8	23.9-34.7		44.5-135.8	Δ

Transition risks (USD millions)	2026	2030	2040	2050	
Total potential increase in operating expenses [3]	92.4-219.4	72.5-183.2	46.0-162.6	49.7-142.6	Δ
Total potential decrease in revenue [4]	n/a	42.2-206.2	65.8-221.6	181.6-329.5	Δ

Transition opportunities (USD millions)	2026	2030	2040	2050	
Total potential cost savings from climate change mitigation actions [3]	49.8-66.1	43.5-62.6	27.7-53.6	11.9-44.7	Δ
Total potential increase in revenue [4]	n/a	51.8	102.0	144.8	Δ

Δ Data in scope for external limited assurance. | n/a: not applicable

[1] Increases in our exposure compared with last year's assessment are driven by methodological updates and conservative third-party assumptions (e.g., elevation of first floor for calculation of flooding risk); no significant changes to the overall risk profile of our operating sites were identified in 2025.

[2] Data reflects total aggregate risk exposure (rather than incremental risks from changing risk factors), as well as the expansion of the assessment scope to include supplier sites that provide goods and services for manufacturing.

[3] Data for 2026 is derived by retrospectively applying the linear trend obtained by comparing our medium- and long-term projections.

[4] Estimates are based on 2025 sales and do not account for the potential impact of future events such as launches of new medicines or loss of exclusivity for medicines that are approaching patent expiry.

Reporting criteria

Scenarios used for climate risk and resilience analysis: For physical risks: IPCC SSP1-2.6 (low-emissions scenario, central estimate for global temperature rise by 2100 +1.8°C); IPCC SSP2-4.5 (intermediate emissions scenario, central estimate for global temperature rise by 2100 +2.7°C); IPCC SSP5-8.5 (very high emissions scenario, central estimate for global temperature rise by 2100 +4.4°C).

For transition risks and opportunities:
- For carbon pricing and renewable electricity: IEA Net Zero Emissions by 2050, a normative scenario describing a pathway for the global energy sector to achieve net-zero CO_2 emissions by 2050 and an emissions trajectory consistent with limiting global temperature rise to less than +1.4°C by 2100; IEA Announced Pledges, describing energy system

progression based on the assumption that all targets, pledges and announcements are to be achieved on time and in full, consistent with limiting global temperature rise to less than +1.7°C by 2100; IEA Stated Policies, describing energy system progression based on the IEA assessment of current policies and other market circumstances, consistent with limiting global temperature rise to less than +2.4°C by 2100.
- For pricing of carbon removal credits: Nature-based carbon removal credits are based on BNEF voluntary market (inelastic demand) in a low pricing scenario and BNEF high-quality bifurcation (inelastic demand) in a high pricing scenario; engineering carbon removal credits are based on BNEF bioenergy with carbon capture and storage in a low pricing scenario and BNEF direct air capture in a high pricing scenario.
- For climate-related shifts in disease patterns: Country-specific disease burden scenarios from the IHME ("Reference" and "Safer Environment") and a high-emission scenario based on scientific literature (see page 24), consistent with IPCC SSP1-1.9, SSP2-4.5 and SSP5-8.5.

Total potential decrease in property, plant and equipment value: Potential financial impact from acute physical climate hazards (flooding and cyclones) on property, plant and equipment. Covers all Novartis operating sites with net book values above USD 0.5 million (excluding freehold land) at the end of the reporting period. Calculated using site-specific property, plant and equipment values and geolocation data, combined with third-party climate damage functions from Jupiter Intelligence ClimateScore™ Global (version 3.2.0). The result is expressed in USD.

Total potential decrease in inventory value: Potential financial impact from acute physical climate hazards (flooding and cyclones) on inventories. Calculated using warehouse-specific inventory values and geolocation data, combined with third-party climate damage functions from Jupiter Intelligence ClimateScore™ Global (version 3.2.0). The result is expressed in USD.

Total potential decrease in revenue from business interruptions: Projection based on two models:
- Own sites: Potential impacts from flooding and cyclones, as well as drought in water-stressed areas. Revenue per site is approximated by its share of production cost.
- Suppliers: Potential impacts from flooding, cyclones and wildfires on the manufacturing locations of suppliers in contractual relationships with Novartis that have been identified to be at high or very high climate risk. To shortlist suppliers at high risk, scenario analysis provides forecasts of the evolution of the supply chain and climate risk exposure, and is performed using a third party Global Sustainability Model (Oxford Economics) and the INFORM Climate Change Risk Index, a global database that evaluates hazard exposure, vulnerability and coping capacity. The impact per supplier is approximated using product-specific spend in the prior reporting period as a share of the cost of goods sold, mapped to the corresponding brand revenue.

For both models, the result is combined with data from Jupiter Intelligence ClimateScore™ Global (version 3.2.0) on expected business interruption related to the hazards in scope across three IPCC emissions scenarios. This data is available for flooding, cyclones and wildfires. For drought, business interruption is estimated using the change in drought against our baseline (measured in months per year where the rolling six-month average Standardized Precipitation Evapotranspiration Index (SPEI) is below -2); an assumption of days of business interruption corresponding to the changes in the SPEI; and site-level revenue estimates multiplied by these business interruption days. The metric is expressed in USD.

Total potential increase in operating expenses (physical risks): Projection based on heat stress across our operating sites. Site-specific cooling cost projections are used in conjunction with geolocation-specific climate data (equivalent of cooling degree days) from Jupiter Intelligence ClimateScore™ Global (version 3.2.0) to estimate the impact of rising temperatures on operating expenses. Cooling costs are projected using site-level cooling costs in the previous reporting period; a CAGR for operational growth; and forecast changes in electricity costs. The model applies the change in cooling degree days to the projected cooling costs, with the result expressed in USD. Site-level cooling costs for the current reporting period are estimated by calculating the share of our total electricity consumption in the current reporting period that can be attributed to cooling — considered to be approximately 23% based on internal estimates and available literature — and multiplying this percentage by site-specific unit electricity costs for the previous reporting period, which are sourced directly from major sites and estimated using World Population Review for smaller sites.

Total potential increase in operating expenses (transition risks): Expressed in USD, the metric is calculated as the sum of two separate risks:
- Carbon pricing: Projects the potential increase in operating expenses due to increases in carbon prices globally. Total Scope 1 and 2 GHG emissions, as well as selected Scope 3 GHG emissions (categories 1, 2, 3 and 5), are projected based on our expected emissions reductions in line with our near- and long-term SBTi targets and combined with forecasts of carbon prices under three different IEA scenarios. A cost pass-through rate from external partners of 100% for Scope 2 GHG emissions and 70% for Scope 3 GHG emissions is assumed.
- Pricing of carbon removal credits: Projects the potential increase in operating expenses due to purchases of carbon removal credits to meet our 2030 near-term and 2040 long-term SBTi targets, including a 10% contingency for the period 2026-2040. Assuming the use of 100% nature-based carbon removal credits until 2029, and a combination of 80% technology-based and 20% nature-based carbon removal credits starting in 2030. Total Novartis carbon removal credit volumes in line with the SBTi Corporate Net-Zero Standard are combined with forecasts of prices for carbon removal credits under different BNEF scenarios.

Total potential decrease/increase in revenue: Projection based on the impact of climate change on demand for our medicines. The model, developed with support from Oliver Wyman, focuses on disease areas affected by low temperatures, high temperatures or pollution, and identifies Novartis brands treating these diseases. It uses disease-specific disability adjusted life years (DALYs) as a proxy for medicine demand. By linking diseases to climate factors, the model projects changes in climate-related DALYs across three scenarios. DALYs data is sourced from the IHME: total DALYs (historical and forecast, covering 1990-2050) and climate-related DALYs (historical only, 1990-2022). It extracts the climate-related variables from historical climate DALYs and uses projections of these across scenarios to forecast climate-related DALYs for each disease area and country. Climate variables include hot days, ice days, NO_2 and PM2.5 concentration, and are sourced from the World Bank Climate Knowledge Portal, the IPCC and the Coupled Model Intercomparison Project Phase 6. The percentage changes in climate-related DALYs are applied to brand-specific sales in the consolidated financial statements of the current reporting period to estimate the potential revenue impact for Novartis, shown in USD.

Total potential cost savings from climate change mitigation actions: Projection in USD due to the switch to renewable electricity sources across all Novartis operating sites. Calculated by taking current costs of purchased electricity (consumption of purchased electricity per country multiplied by electricity costs) and plotting different scenarios for how these may change when switching to 100% renewables. Current electricity prices are sourced from the UK Department for Energy Security & Net Zero, World Population Review, European Commission and Global Petrol Prices. The future average electricity cost per country is calculated by combining the forecast future electricity grid mix of each country in scope with an assumption of the price evolution for each energy generation technology in the mix (using technology-specific levelized costs of energy as a proxy). Future electricity generation mixes are based on IEA World Energy Outlook scenarios. For net-zero electricity mix data, NGFS/Model of Agricultural Production and its Impact on the Environment datasets are used. Technology-specific levelized cost of electricity values are sourced from the IEA World Energy Outlook.

Climate metrics

Energy consumption (1 000 MWh) [1,2]	2025	2024	
Total energy consumption	1 722.5	1 833.2	Δ
Total energy consumption from nonrenewable sources	876.6	988.0	Δ
Nonrenewable sources in total energy consumption (%)	51	54	
Total energy consumption from renewable sources	845.9	845.2	Δ
Purchased renewable energy [3]	817.6	828.3	
Self-generated renewable energy	28.3	16.9	
Renewable sources in total energy consumption (%)	49	46	

Contractual instruments linked to purchased electricity (1 000 MWh) [1]			
Total electricity consumption covered by contractual instruments	699.6	n/r	Δ
Electricity covered by bundled contractual instruments	167.8	n/r	
Electricity covered by unbundled contractual instruments	531.8	n/r	

Greenhouse gas (GHG) emissions (1 000 tCO_2e) [1]			
Gross Scope 1 GHG emissions	192.3	210.6	Δ
Gross market-based Scope 2 GHG emissions	14.9	29.8	Δ
Gross location-based Scope 2 GHG emissions	183.8	198.5	Δ
Gross Scope 3 GHG emissions	4 169.9	4 282.2	Δ
Purchased goods and services [4]	3 230.5	3 379.5	
Capital goods [4]	230.8	212.8	
Fuel- and energy-related activities	88.2	96.6	
Upstream transportation and distribution	165.0	166.8	
Waste generated in operations	11.0	10.2	
Business travel [5]	163.8	128.4	
Employee commuting	80.1	84.7	
Downstream transportation and distribution [5,6]	50.2	62.0	
Processing of sold products	30.7	8.5	
End-of-life treatment of sold products	46.3	55.1	
Downstream leased assets	19.2	0.1	
Investments	54.1	77.5	
Gross Scope 3 GHG emissions calculated using primary data (%)	40	38	Δ
Total Gross GHG emissions market-based	4 377.1	4 522.6	
Total Gross GHG emissions location-based	4 546.0	4 691.3	

Carbon removal credits and certificates (1 000 tCO_2e) [1]			
GHG emissions covered by carbon removal credits	124.3	n/a	Δ
GHG emissions covered by biomethane certificates	70.8	n/a	Δ
GHG emissions covered by sustainable aviation fuel (SAF) certificates	4.9	n/a	Δ

Transition planning			
Internal carbon price (USD/tCO_2e)	100	100	Δ
Capital expenditure deployed toward environmental sustainability (USD millions)	45.4	40.0	Δ

Δ 2025 data in scope for external limited assurance. | n/r: not reported | n/a: not applicable

[1] Environmental data for the current year is based on actual performance data from January to September, with estimates for October to December, unless indicated otherwise.

[2] Energy data was reported in gigajoules in previous years. Total energy consumption was updated to include energy from our transport fleet (see page 8).

[3] Reflects purchase of electricity that can be attributed to renewable sources in line with RE100 technical criteria

[4] Based on actual data from January to November, with estimates for December

[5] Calculated using 12-month actual data

[6] Downstream transportation and distribution was restated for 2024 (see page 8).

Reporting criteria

Total energy consumption: Energy that is either purchased, generated onsite, or used in owned or leased vehicles including aircraft. The metric is measured as the consumption of electricity, steam, heat, cooling and fuel (including natural gas, biomass, petrol, or diesel). Energy purchased or generated that is subsequently sold to tenants is not included. Total energy consumption is reported in MWh.

Total energy consumption from nonrenewable sources: The absolute amount of energy consumed from nonrenewable sources. It is a subcategory of total energy consumption, follows the same methodology and is reported in MWh.

Total energy consumption from renewable sources: Includes renewable energy generated onsite, and renewable energy contracted through power purchase agreements (PPAs) and other arrangements. Includes energy used onsite and in vehicles that are owned or leased. Novartis aligns with the RE100 definition of renewable energy — solar, wind, geothermal, marine (wave or tidal), sustainably sourced biomass (including biogas) and sustainable hydropower — unless adjustments are required to comply with local regulations. This measurement is a subcategory of total energy consumption, follows the same methodology and is reported in MWh.

Total electricity consumption covered by contractual instruments: Amount of electricity in MWh covered by bundled and unbundled contractual instruments, which are used to account for purchased electricity from renewable sources (including solar, wind, geothermal, sustainable biomass, marine (wave or tidal) and sustainable hydropower). Bundled contractual instruments are physical PPAs, direct contracts with electricity suppliers (e.g., Green Tariff, etc.), and passive procurement in accordance with RE100 principles. Unbundled instruments cover virtual PPAs and energy attribute certificates in accordance with RE100 principles.

Gross Scope 1 GHG emissions: Direct emissions from owned or controlled sources, such as onsite fossil fuel combustion in facilities, Company-owned or leased vehicles and aircraft, refrigerants and processes. Emissions are reported in thousands of metric tons of CO_2e and calculated primarily using 2024 emission factors provided by the UK Department for Environment, Food and Rural Affairs where applicable, with adjustments for local requirements when necessary. Scope 1 GHG emissions are reported as gross values, without any offsets or neutralizing instruments. From 2024, emissions arising from personal use by employees of Novartis owned or leased internal combustion engine vehicles are excluded from Scope 1 emissions.

Gross Scope 2 GHG emissions (market-based/location-based): Indirect emissions from purchased electricity (including electricity used to charge battery electric vehicles), cooling, heat and steam. Novartis calculates these emissions using both market-based and location-based methods as applicable, following the GHG Protocol unless different regulations apply. For market-based calculations, supplier-specific emission factors are used when available; otherwise, location-based factors from the IEA or UK Department for Environment, Food and Rural Affairs are applied. Scope 2 emissions are reported as gross values without offsets. Gross Scope 2 GHG emissions are reported in thousands of metric tons of CO_2e. Starting in 2024, emissions arising from personal use by employees of Novartis owned or leased battery electric vehicles are excluded from Scope 2 GHG emissions.

Gross Scope 3 GHG emissions: The full inventory of Novartis value chain GHG emissions for Scope 3 categories we consider applicable to our business in 2025. For purchased goods and services, capital goods and business travel, external partners provide and validate the data. Calculations are reviewed and refined annually to improve reliability and data quality. Results are reported as total gross emissions, broken down by category, with no offsets applied. Total Scope 3 GHG emissions and the categories into which they are broken down are measured in thousands of metric tons of CO_2e.

Gross Scope 3 GHG emissions calculated using primary data: Proportion of gross Scope 3 GHG emissions calculated with primary data as a percentage of gross Scope 3 GHG emissions. Represents all emissions in Scope 3 categories calculated with primary data and/or relevant primary emission factors.

GHG emissions covered by carbon removal credits: GHG emissions in thousands of metric tons of CO_2e for which Novartis uses carbon removal credits. These credits cover Scope 1 and 2 GHG emissions from energy that are not neutralized by biomethane or SAF certificates. Carbon removal credits refer to technologies and solutions that are developed to remove and store GHGs from the atmosphere.

GHG emissions covered by biomethane certificates: GHG emissions in thousands of metric tons of CO_2e for which Novartis uses biomethane certificates, which verify renewable gas production and its injection into the gas grid. Novartis uses such certificates in the US and EU to match its onsite natural gas consumption and neutralize related emissions. EU certificates are sourced in compliance with Article 25 and 29 of RED2 Directive (EU) 2018/2020, while US certificates are aligned with operating procedures of the Midwest Renewable Energy Tracking System (M-RETS). Sites track onsite gas consumption through meters and invoices as applicable.

GHG emissions covered by sustainable aviation fuel (SAF) certificates: GHG emissions in thousands of metric tons of CO_2e for which Novartis uses SAF certificates to neutralize emissions from jet fuels. Emissions are calculated using jet fuel consumption. All certificates sourced by Novartis have ISCC Corsia or ISCC EU certification. The registry issuing these certifications embeds the sustainability criteria into their issuance/transaction/retirement process. This is validated through a review of key documents, including proof of compliance, proof of sustainability, and audit reports.

Internal carbon price: In USD per metric ton of CO_2e, it is used as a shadow price to guide decision-making in line with definitions from TCFD and the World Bank. The price is reviewed annually and is determined considering compliance and voluntary carbon markets, external guidance from relevant institutions (e.g., UN Global Compact, High-Level Commission on Carbon Prices) and peer benchmarks.

Capital expenditure deployed toward environmental sustainability: Capital expenditure in millions of USD that Novartis deployed to reduce its environmental impact. These investments are approved through capital appropriation requests and monitored in the Company's financial systems based on principles outlined in the Novartis accounting manual. Replacement projects are not considered unless they involve a significant upgrade to environmentally sustainable technologies.

Pollution of water

Impacts, risks and opportunities

Pharmaceutical manufacturing poses environmental risks and is therefore highly regulated. However, residual risks remain from the handling and disposal of chemicals and wastewater generated during production and cleaning, as well as from suppliers manufacturing APIs on our behalf. Our regulatory permits set limits and require monitoring and engineering controls to help prevent impacts and safeguard the environment. In most regions, regulatory permits do not specifically address the release of pharmaceutical residues to the environment, and we have therefore established internal policies to address this topic. Pharmaceutical residues discharged by patients may also enter wastewater systems and, in some cases, persist through treatment, presenting potential risks to environmental and human health.

Investigation and remediation of contamination at legacy sites is ongoing where required. These programs are conducted under regulator-approved plans, and related obligations are recognized through financial provisions in accordance with applicable accounting standards; timelines and cost estimates may evolve as investigations progress.

For more information related to the remediation of legacy sites, see "Item 3. Key Information—Item 3.D Risk factors" and "Item 18. Financial Statements—Note 20. Provisions and other non-current liabilities" in our Annual Report.

Policies

We have processes and procedures designed to ensure compliance with relevant environmental regulations, compliance obligations and internal requirements. Roles and responsibilities for managing risks and ensuring environmental compliance related to pollution are outlined in our HSE Environmental Compliance Handbook, which is aligned with our HSE Policy (see page 18). The handbook defines the minimum mandatory requirements for our own operations and serves as a reference for our suppliers.

Our approach to minimizing pharmaceutical impacts on the environment includes:
- **Assessing environmental risks:** We assess the environmental risks of new medicines during research and development to support regulatory submissions.
- **Operations:** We reduce and monitor pharmaceutical discharges at our own sites and require suppliers to meet our standards and regulatory controls.

- **Safe disposal:** Waste containing APIs is not sent to landfill; we ensure its secure collection and treatment, and we encourage patients to dispose of any unused or expired products or waste materials in accordance with applicable legal and regulatory requirements.
- **Advancing the science:** We support research to improve understanding of the environmental risks of APIs and their mitigation.

Novartis follows a risk-based approach to managing APIs in wastewater from its manufacturing sites. We consider that a manufacturing site — whether in our own operations or at a supplier — satisfies water quality standards if it meets all three levels of our water quality maturity ladder. Level 1 involves training and legal compliance, Level 2 progresses to quantification and risk assessments, and Level 3 focuses on risk management and aiming to ensure that Predicted Environmental Concentrations (PEC) are below Predicted No Effect Concentrations (PNEC). This ladder is based on industry best practice published by the PSCI.

Novartis manufacturing and R&D sites conduct annual self-assessments and are subject to a full HSE compliance audit every four years. Sites also undergo yearly effluent risk assessments, with findings used to reduce the risk of pharmaceutical residues being released into the environment. Additionally, site assessments are performed to identify potential soil or groundwater contamination, and corrective measures are taken where necessary.

For suppliers, our expectations relating to environmental compliance are set out in our TPC. These include acting beyond legal and regulatory compliance by actively managing manufacturing effluents to avoid any water quality impacts on the receiving aquatic environment. High-risk suppliers, comprising long-term partners or providers of key technology or antibiotics, are additionally required to meet all three levels of our water quality maturity ladder.

Our water quality targets
- No water quality impacts from manufacturing effluents by 2025 from own manufacturing sites and high-risk suppliers
- No water quality impacts from manufacturing effluents by 2030 from own manufacturing sites and labs, as well as all API suppliers[1]

[1] Includes manufacturers of drug substances and drug products

We plan to report on progress toward the 2030 water quality target starting in the next reporting period.

Actions

In 2025, we continued to implement industry best practice on water quality by performing training and monitoring compliance, conducting risk assessments and tracking corrective actions at our own sites and those of suppliers, and monitoring water quality impacts from manufacturing effluents. We engaged with suppliers through technical assessments and workshops, and by conducting supplier reviews to monitor water quality.

As in the prior year, 97% of Novartis manufacturing sites and all high-risk suppliers were able to demonstrate that they meet water quality standards, i.e., all three levels of our water quality maturity ladder. Internally, we consider our water quality targets for 2025 to be met. For one Novartis manufacturing site located on a campus owned and operated by another company, we have limited influence over investment decisions for campus infrastructure. It is currently not feasible for us to upgrade the wastewater treatment infrastructure.

Water-quality target performance

	2025	2024	Target year	Target	Progress	
Own manufacturing sites meeting water quality standards (%)	97	97	2025	100%	97%	Δ
High-risk suppliers meeting water quality standards (%)	100	100	2025	100%	100%	Δ

Δ 2025 data in scope for external limited assurance. The target year, target and progress were not assured.

Reporting criteria

Own manufacturing sites meeting water quality standards: Proportion of manufacturing sites that met the three levels of the water quality maturity ladder as a percentage of the total number of Novartis manufacturing sites at the end of the reporting period. Manufacturing sites without discharges of APIs — i.e., cell and gene therapy and radioligand therapy manufacturing sites — are deemed low risk and are assumed to meet the water quality standards. Manufacturing sites solely handling antibodies (large molecules) are exempt from performing effluent risk assessments, as the drug substance is biodegradable and poses negligible risk to the environment. All other manufacturing sites are included in the calculation.

High-risk suppliers meeting water quality standards: Proportion of our high-risk suppliers that met all three levels of the water quality maturity ladder in 2025 as a percentage of all high-risk suppliers. High-risk suppliers are required to report progress through the External Partner Risk Management program. High-risk suppliers are strategic (long-term relationship), tactical (key technology provider), or antibiotics providers. The list of high-risk suppliers for this target was defined in 2021 and updated in 2025 to reflect the spin-off of Sandoz and other divestments. No new high-risk suppliers have been added to this target.

Social matters

Health and safety in our workforce

Impacts, risks and opportunities

Our employees may be exposed to health and safety hazards. The risks are present across the organization and stem from chemicals, hazardous materials, moving equipment, and driver safety. To minimize risks of injuries, illnesses or fatalities, we have established an internally validated HSE management system that applies to all employees, third-party personnel and contractors working at our sites and travelling for work.

Ensuring high health and safety standards is integral to the way we conduct business, and we have due diligence processes in place to address HSE risks. These standards directly support our business model by fostering a safe work environment that minimizes disruptions.

Policies

We are committed to maintaining high standards of occupational health and safety. Our health and safety strategy is based on three principles: promote, protect and prevent. Its implementation is supported by dedicated HSE teams in our Biomedical Research, Development and Operations organizational units.

We have an HSE Policy, governed by the ERC function, requiring all Novartis sites to:
- Promote healthy and safe working conditions for our workforce (i.e., employees and third-party personnel), as well as contractors working on our sites
- Comply with all relevant laws and regulations
- Establish an effective health and safety management system aligned with the principles under ISO 45001 (occupational health and safety)
- Consider health and safety factors when developing products and processes

Our HSE Policy is supported by dedicated Health and Safety Guidelines and comprehensive handbooks. It addresses both physical and mental health, including social wellbeing, and protection against potential hazards and injuries. The handbooks provide detailed guidance on a range of topics such as chemical exposure, radiation safety, driving for work, laboratory safety, and accident prevention and response.

We also conduct due diligence into the effectiveness of our HSE system, addressing HSE risks as part of our integrated assurance model (see page 17). The HSE Governance team in the ERC function oversees the HSE framework, policies and risks to support compliance. HSE teams in the business are responsible for executing and monitoring activities in compliance with existing policy and regulations, and for any relevant mitigation and remediation actions. Internal HSE audits are performed on a regular basis to monitor compliance with internal standards and external regulatory requirements.

Actions

We continued to monitor the effectiveness of our HSE management system during 2025, with each Novartis site conducting an annual self-assessment of its program. We carried out risk assessments across all sites to identify the main health and safety risks. Sites were audited according to a standard cycle that ensures a full HSE compliance audit is carried out at least every four years.

In 2025, the implementation of the HSE system was reviewed via our internal controls process, validating the coverage of more than 99% of our employees, in line with previous years.

The lost-time injury and illness rate for employees declined to 0.12 per 200 000 work hours from 0.13 in the prior year. Although the rate among third-party personnel increased to 0.32 per 200 000 work hours from 0.30, this is largely due to the small population size and the limited number of incidents, which can disproportionately affect the figures.

Workforce health and safety metrics

	2025	2024	
Employees covered by an internally validated HSE system (%)	99	99	Δ
Lost-time injury and illness rate (per 200 000 work hours)			
Employees	0.12	0.13	Δ
Third-party personnel [1]	0.32	0.30	Δ
Total recordable case rate (per 200 000 work hours)			
Employees	0.26	0.31	Δ
Third-party personnel [1]	0.36	0.39	Δ
Fatalities			
Employees	0	0	Δ
Third-party personnel	0	0	Δ
Contractors	0	0	Δ

Δ 2025 data in scope for external limited assurance

[1] The lost-time injury and illness rate and the total recordable case rate for third-party personnel were restated for 2024 due to a misclassification in workforce data (see page 8).

Reporting criteria

Employees covered by an internally validated HSE system: Percentage of full-time equivalent positions at the end of the reporting period covered by an internally validated HSE system. The data is collected through internal HSE and HR systems and the risk and control framework register.

Lost-time injury and illness rate: Number of cases in which a work-related injury or illness prevented an individual from working for at least one day multiplied by 200 000 over total standardized work hours during the reporting period. Standardized work hours exclude overtime and vacation/public holiday benefits. Novartis tracks lost-time injury and illness rates separately for employees and third-party personnel, using data from internal human resources and HSE systems.

Total recordable case rate: Number of cases in which a work-related injury or illness involved a recordable case multiplied by 200 000 over total standardized work hours during the reporting period. Standardized work hours exclude overtime and vacation/public holiday benefits. A recordable case involves any of the following: medical treatment beyond first aid, restriction of duty, job transfer, loss of consciousness, lost time or a fatality. Novartis tracks lost-time injury and illness rates separately for employees and third-party personnel.

Fatalities: Work-related fatalities, reported separately for employees, third-party personnel and contractors. For third-party personnel and contractors, an incident leading to a fatality is only included if it occurred at a Novartis site. The data is tracked through the HSE system for the reporting period.

Working conditions in our value chain

Impacts, risks and opportunities

Respecting the labor rights of employees and of workers in our value chain is central to our broader human rights responsibility and commitments. These include freedom from forced and child labor, fair and safe working conditions, and the right to be treated with dignity.

The greatest risk of adverse impacts relating to working conditions at external partners that have contractual relationships with us is associated with facilities management, manufacturing of medicines, transportation and warehousing. These categories potentially involve physically demanding, manual or hazardous work. There is a general risk that work of this type may be carried out by contracted and/or migrant workers with limited ability to assert their rights. The risk of adverse impacts is further heightened in countries where rule of law, labor protections or enforcement mechanisms are less mature.

Key risks include exploitative working conditions, discrimination, wage and benefit shortfalls, excessive working hours, and restrictions on freedom of association.

For more information, see "Human Rights Statement" (page 46).

Policies

Our Code of Ethics sets out our global commitment to doing what is right in the area of human rights.

Our Human Rights Commitment Statement commits us to uphold internationally recognized human rights throughout our value chain.

Our TPC defines clear labor rights standards for our external partners. Implementation is overseen by our Chief Legal and Compliance Officer, who is also responsible for the Company's human rights program and provides regular updates to the ESG Committee. In line with the UNGC, UNGPs, ILO and other relevant international standards, the TPC requires external partners to:
- Prohibit forced and child labor, including modern slavery
- Protect against discrimination in the workplace
- Treat workers with respect and dignity (e.g., no harassment)

- Ensure fair employment practices (e.g., written contracts, clear employment and termination policies, responsible recruitment, and fulfillment of labor and social security obligations)
- Ensure wages and benefits meet national minimum requirements or prevailing wage levels (whichever is higher), and strongly encourage payment of a living wage
- Avoid excessive working hours and ensure overtime is voluntary and adequately compensated
- Allow workers' freedom of association and collective bargaining

We expect external partners to adopt standards with their own suppliers that cover the same principles and content included in the TPC, and to perform beyond legal compliance.

We assess and address risks through our EPRM framework (see page 17). EPRM evaluates external partners across multiple risk areas including labor rights and raw material certification. In addition to our own analysis, we participate in joint research and assessments with peer companies conducted by the PSCI, the leading industry association for pharmaceutical and healthcare companies. Any concerns about potential misconduct related to human and labor rights can be reported via our grievance mechanism (see page 18).

To support our standards, we engage our employees to strengthen their awareness and provide training that includes:
- Targeted webinars for relevant functions within the Company that have responsibility for helping respect human rights
- Monthly live training for newly hired employees at our global headquarters
- Quarterly meetings of our global Human Rights Ambassador Network on human rights risks

Actions

We updated our TPC in 2025 to strengthen our human rights commitments and to ensure further alignment with the ILO's standards.

We delivered targeted training sessions to external partners based on the findings of a pilot program that involved direct engagement with supply chain workers through a digital "workers voice" platform. This program gathered direct feedback from almost 7 000 workers on areas for improvement in our external partners' operations, including enhancing access to grievance mechanisms, ensuring appropriate handling of identification documents, supporting worker representation and ensuring adequate overtime hours and timely payment of wages. The pilot concluded in 2024, and we have been developing action plans with the external partners to address the issues identified, including providing ongoing capability-building support to strengthen their ability to implement effective solutions.

We continued to implement our Labor Rights 2.0 initiative, launched in 2024 to further focus our labor rights program on strategic risk management and meaningful engagement with our external partners, including protecting the most vulnerable workers in our supply chain. In 2025, this involved updating our labor rights Third Party Questionnaire (TPQ) for in-scope external partners that we assess (see page 17). We added targeted questions and aligned the questionnaire more closely with international standards, such as those of the ILO, the UNGPs and other relevant standards. We also developed a corresponding guidance document, available in 11 languages, outlining expectations from external partners and best practices. We strengthened our risk-based approach by introducing an updated labor rights risk matrix to assess and prioritize risks across external partners based on location and adverse media monitoring. Additionally, we streamlined the scope by excluding low-risk procurement categories and partners with fewer than 30 employees.

In 2025, 191 remediation actions related to human and labor rights were initiated with external partners. The number of remediation actions declined in 2025 due to fewer legacy supplier assessments and onsite audits compared to the prior reporting period. At the end of the reporting period, 10% of remediation actions were overdue and subject to ongoing engagement, 2 ppts lower than at the end of the prior reporting period. In 2025, we did not identify any case of child labor among external partners that have contractual relationships with us.

Among the allegations made through our grievance mechanism, none of those considered higher risk that related to human and labor rights were substantiated in 2025.

Working conditions in our value chain metrics

	2025	2024	
Human and labor rights remediation actions	191	302	Δ
Human and labor rights remediation actions overdue (%)	10	12	Δ

Δ 2025 data in scope for external limited assurance

Reporting criteria

Human and labor rights remediation actions: Total number of remediation actions agreed with external partners during the reporting period, and to be completed by them, in response to instances of noncompliance with human and labor rights, as defined in our TPC, and identified by our EPRM process.

Human and labor rights remediation actions overdue: Proportion of human and labor rights remediation actions not closed by the due date as a percentage of the sum of the total number of remediation actions closed during the reporting period and the total number of remediation actions still open at the end of the reporting period.

Patient health and safety

Impacts, risks and opportunities

The development and manufacturing of our products is complex, and deviations, manufacturing process failures, or undetected quality defects in pharmaceutical products could compromise patient health and safety. Our medicines may also have adverse effects on patients, both during clinical trials and after registration.

Failure to ensure quality and safety may lead to product recalls, financial penalties, litigation and regulatory action, harming the Company's financial performance and reputation. Adverse health effects, recalls and penalties can occur in the short term, while other impacts can extend over the long term.

We also apply our own quality and safety controls to Novartis-owned facilities and to those operated by suppliers and other business partners on our behalf. We conduct quality audits of these facilities as part of our Quality Management System (QMS) to ensure compliance with all regulations, as well as Company standards and controls.

Policies

We prioritize safety and quality throughout a medicine's life cycle — from clinical trials and manufacturing to patient use — to minimize risks to patient health, and to meet regulatory requirements and internal standards.

Product quality: Our QMS complies with requirements from health authorities and other regulators. We have licenses issued by regulators, as well as relevant International Organization for Standardization (e.g., ISO 9001, ISO 13485) and Good Practice (e.g., Good Manufacturing Practice, Good Laboratory Practice, Good Clinical Practice) certificates for all our activities, including clinical trials, manufacturing, medical devices, supply, warehouse and distribution operations. Our clinical operations and manufacturing sites are subject to frequent inspections by health authorities, including the FDA, EMA, Swissmedic and other local authorities, to ensure we are complying with all relevant laws and standards.

We investigate suspected process failures or deviations from laws and standards, and take corrective and other measures where applicable. Any product identified with a potential risk undergoes further evaluation and risk management, with results submitted to the relevant health authorities as required.

Under our TPC, manufacturing suppliers must possess Good Manufacturing Practice (GMP) certificates. These require suppliers to have quality assurance and training processes. Direct suppliers must also require their own suppliers to be GMP-certified.

Our internal quality audit function routinely audits our own operations based on regulatory requirements and criticality of risk factors. We also monitor the performance of our suppliers and other partners, including by performing audits to ensure quality standards and safety are maintained.

Pharmacovigilance: We monitor the safety of our medicines both during drug development and in the commercial setting. We investigate all reports of quality defects, safety issues, or failure to meet regulatory requirements or internal standards. Reports are assessed by subject-matter experts in quality management, medical safety and legal compliance — and corrective measures taken where necessary.

In accordance with global pharmacovigilance regulations, we share periodic safety reports with the relevant health authorities. We also perform regular benefit-risk analyses for our medicines to ensure their benefits continue to outweigh the risks. Products may also be recalled if they pose a risk to patient health.

Product safety and quality training: Employees and third-party personnel working at our manufacturing sites take part in comprehensive product and patient safety training. Our training procedures are audited by both our internal audit team and external authorities — and training is included in our audits of suppliers. Training topics include information management, responsible record-keeping and timely reporting of adverse events affecting patients. Employees involved in manufacturing, supply and distribution must undergo quality training.

For further information on our approach to product quality, see "Item 3. Key Information—Item 3.D Risk factors" and "Item 4. Information on the Company—Item 4.B Business overview" in our Annual Report.

Actions

In 2025, we recalled batches of seven products that failed to meet either a required quality or process compliance standard. We had no Class I recalls and three Class II recalls, two affecting one country each and one affecting eight countries.

The Class II recalls were due to an incorrectly printed blister foil, a failed process verification step and an impurity that did not meet specifications. Corrective and preventive actions are in place or in progress to prevent a recurrence of the issues.

Recalls other than Class I or II generally involve products not likely to cause adverse health consequences. None of the recalls resulted in safety issues for patients.

Our sites were subject to 140 inspections by health authorities in 2025, including the FDA, the EMA, Swissmedic and other local authorities. All were found to be acceptable.

We continued to deploy new technologies, such as artificial intelligence, to simplify processes and generate new insights to further improve patient health and safety.

Patient health and safety metrics

	2025	2024	
Total inspections [1]	140	138	Δ
Inspections found to be acceptable (%)	100	100	Δ
Total recalls	7	4	Δ
Class I recalls	0	0	
Class II recalls	3	2	

Δ 2025 data in scope for external limited assurance
[1] Total inspections for 2024 was restated following a correction (see page 8).

Reporting criteria

Total inspections: All inspections conducted by health authorities at facilities owned by Novartis during the reporting period.

Inspections found to be acceptable: An acceptable inspection outcome allows Novartis to continue operating while remediating the findings (if any). This metric represents the proportion of inspections found to be acceptable, expressed as a percentage of the total of inspections conducted during the reporting period.

Total recalls: Number of times during the reporting period that we initiated a recall of a Novartis product, including approved medicines and investigational treatments undergoing clinical trials. A single recall can cover multiple countries. A Class I recall is associated with a potential severe health risk to patients and a Class II recall with a potential moderate risk to patients.

Access to medicines

Impacts, risks and opportunities

We aim to register our innovative treatments across different geographies to improve access to medicines and health outcomes for patients. Worldwide, millions of people still lack access to basic healthcare and medicines due to factors ranging from aging populations and poverty to inadequate healthcare infrastructure and workforce shortages. Many of these challenges are particularly relevant in high-burden disease areas, such as oncology and cardiovascular diseases, where timely access to effective treatment can significantly improve survival and quality of life.

Addressing these issues requires more than innovative treatments. Governments, payers, nongovernmental organizations (NGOs) and community organizations must share responsibility for developing the policies, infrastructure and partnerships needed to ensure timely access to healthcare services and medicines.

Barriers to access can arise during the process of registering and distributing medicines globally. Before a pharmaceutical product can be launched, evidence of its safety, efficacy and quality must be submitted to regulators. The preparation and approval of a registration dossier can take months or even years, and further delays may occur while a medicine's price or reimbursement level is negotiated.

Failure to tackle these challenges collectively risks not only delaying access to medicines for patients but also impacting public trust, reputation and business sustainability. A holistic effort — focused on patient-centered solutions, regulatory innovation and shared accountability — is essential to narrowing the gap between innovation and accessibility.

Policies

Our access policies are designed to ensure we do our part to address availability, affordability and equity in healthcare, while recognizing that meaningful progress requires collaboration across the entire healthcare ecosystem. Our policies are guided by the belief that governments, payers, businesses, NGOs and community organizations should make the best effort to ensure that innovative medicines and healthcare solutions become available to patients who need them, regardless of geographic or economic barriers. To achieve this, we integrate access considerations into the various stages of our work, from research and development to distribution and pricing strategies. We implement global access strategies for all new medicines launched.

Our approach is overseen by the Board's GSNC. Enabling access to medicines is also an integral part of our social impact and sustainability strategy.

- **Needs-based R&D:** We assess our R&D portfolio against the needs of underserved populations. Findings are integrated, as appropriate, into our drug discovery and development processes. Diverse patient representation in clinical trials is critical to our R&D efforts, allowing us to understand how different demographic groups respond to treatment.
- **Healthcare systems readiness:** Healthcare systems able to support the integration of new products must be able to promptly and sustainably adapt local policies, infrastructure, processes, treatment pathways and resources. When we launch new products, we collaborate with partners across healthcare systems on scalable solutions to identify and lower access barriers. Our shared goal is better alignment and timely patient access through measures that include new models of care, improvements to the quality of care, and training for healthcare workers.

- **Affordability:** In pricing, we take a value-based approach, tying the price of a medicine to outcomes for patients and society. We believe all countries should appropriately value and contribute fairly to the cost of innovation so that patients everywhere can benefit without delay.
- **Intellectual property (IP):** IP rights are essential to our business; these rights protect innovation, as well as the investments we make in R&D, manufacturing and product marketing. Novartis is a founding member of IP Principles for Advancing Cures and Therapies, and supports strong rules for IP protection that promote innovation while addressing healthcare needs.

Actions

Our medicines are sold in 118 countries worldwide. In 2025, we reached 304 million patients with medicines registered and commercialized by Novartis globally, including established medicines. We are strengthening our approach to access by focusing on strategies that enable timely patient access and measurable health outcomes, starting with high-burden disease areas such as oncology and cardiovascular disease.

In 2025, we introduced the following innovative treatments — including those with a new indication in a different disease area — with a strategy to enable broad patient access in each of the commercial units in which they were launched:

- *Rhapsido* (remibrutinib) was launched in both the US and International units for chronic spontaneous urticaria (CSU), an immunological disease that can severely impact quality of life. *Rhapsido* is the first of a new class of CSU treatment in a decade, offering an effective oral option for the 60% of patients uncontrolled by H1-antihistamines.
- *Vanrafia* (atrasentan) was launched in the US to reduce proteinuria in adults with primary immunoglobulin A nephropathy (IgAN), a progressive, rare disease in which the immune system attacks the kidneys, causing glomerular inflammation and proteinuria.
- Oral *Fabhalta* (iptacopan) was launched in the US to reduce proteinuria in adults with C3 glomerulopathy (C3G), a progressive and ultra-rare kidney disease for which there was previously no approved treatment.
- *Kisqali* (ribociclib) was launched in the International unit for patients with HR+/HER2- early breast cancer at high risk of recurrence.

To further expand and strengthen how we address overlooked and underserved populations in both developed and developing countries, we launched a new social impact and sustainability strategy (see page 15).

As part of this strategy, we are piloting inclusive health accelerators, designed to expand healthcare to underserved populations in our priority markets. During 2025, we completed research and designed inclusive health accelerators for the US, where we plan to launch them in 2026. We are evaluating opportunities to launch inclusive health accelerators in other markets.

For further information on our main products, see "Item 4. Information on the Company—Item 4.B Business overview" in our Annual Report.

Access to medicines metrics

	2025	2024	
Patients reached (millions)	**304**	296	Δ
Countries with products sold	**118**	118	Δ

Δ 2025 data in scope for external limited assurance

Reporting criteria

Patients reached: Number of patients reached with medicines registered and commercialized by Novartis globally, including established medicines. The calculation is based on therapy volumes combined with assumptions on treatment dosage, duration of treatment and compliance rate. It includes patients reached through third-party sales as recorded in our financial system, as well as through patient support programs, donations and access foundations as collected from external organizations. Our entire product portfolio is covered, with the exclusion of samples, certain contract brands and certain radioligand therapy brands. The methodology does not take into account the theoretical possibility that an individual patient may be treated for different diseases with more than one Novartis product.

Countries with products sold: Number of countries with third-party sales of Novartis products during the reporting period. It includes countries with sales above USD 1 million and ongoing operations. It is based on third-party sales as recorded in our financial system and cross-checked with countries and areas defined by the United Nations Statistics Division, excluding some overseas departments or districts/regions.

Responsible marketing

Impacts, risks and opportunities

We sell our medicines primarily to drug wholesalers, retailers, private health systems, government agencies, managed care providers, pharmacy benefit managers and government-supported healthcare systems. Our sales representatives present the therapeutic benefits and risks of our products to physicians, pharmacists, hospitals, insurance groups, managed care organizations and other healthcare professionals.

There is a risk that governance of such interactions may be inadequate or fail, or that we may undertake activities based on improper or inadequate scientific justification. These potential impacts are concentrated in commercial operations and third-party value chains, including distributors and sales representatives. Irresponsible marketing practices may compromise public trust, harm patients, damage our reputation and result in fines, penalties or other losses.

We are committed to conducting business ethically and with integrity. This includes the responsible marketing of our treatments that is a foundation of public trust.

Policies

We have controls and policies designed to ensure we adhere to all relevant laws and industry regulations. These cover all aspects of a drug's commercialization, including marketing.

Our Doing Business Ethically Policy sets out principles for interactions with patients, customers and other third parties where there is potential risk, for example, of unethical business practice or inappropriate influence. This policy reinforces commitments outlined in the Novartis Code of Ethics. The principles include:
- That all information shared with third parties is accurate, clear, fair, balanced, truthful and not misleading
- That products are promoted in line with the approved label and only once marketing authorization has been received
- That information used for promotion can be substantiated by reference to the label or by scientific evidence
- That all discussions relating to pricing and marketing are truthful, accurate and transparent, and adhere to applicable local laws and regulations

We also provide employees with our Medical Interaction Global Guidelines and our Policy on the Creation and Approval of Promotional and Non-Promotional Content.

We refuse to engage in any activity that would compromise our ethical standards. We have clear rules for avoiding conflicts of interest, applying to all Novartis employees, and require all marketing activities, including copromotion, comarketing, licensing and distribution agreements, to abide by our ethical standards and applicable laws and regulations.

In addition to internal Company standards, Novartis adheres to recognized industry codes, including:
- Code on Interactions with Health Care Professionals, published by the Pharmaceutical Research and Manufacturers of America (PhRMA)
- Code of Practice, published by the International Federation of Pharmaceutical Manufacturers and Associations (IFPMA)
- Code of Practice, published by the European Federation of Pharmaceutical Industries and Associations (EFPIA)
- EFPIA Guideline on a Quality Framework Principles in Lifelong Learning in Healthcare

We work closely with healthcare and patient organizations; these play an important role, particularly in developing breakthrough medicines and clinical research. We share information on interactions with healthcare professionals and organizations, including details of financial and relevant nonfinancial support granted in compensation for time spent working with Novartis, as mandated by law or industry commitments.

Actions

In 2025, there was an increase in the number of substantiated higher-risk allegations of misconduct relating to professional practices compared with the prior year. The increase is related to enhanced internal monitoring efforts. Substantiation of an allegation indicates a breach of our "Doing Business Ethically Policy," but does not necessarily imply a violation of law or regulation.

For information on ongoing significant legal proceedings relating to responsible marketing, see "Item 18. Financial Statements—Note 20. Provisions and other non-current liabilities" in our Annual Report.

For more information on marketing, see "Item 3. Key Information—Item 3.D Risk factors" and "Item 4. Information on the Company—Item 4.B Business overview" in our Annual Report.

Governance matters

Business conduct

Impacts, risks and opportunities

We interact with a range of stakeholders while negotiating contracts, seeking regulatory approval for our drugs, and presenting the therapeutic benefits and risks of our products. These interactions with public officials, healthcare professionals, healthcare organizations, suppliers, customers and others may be vulnerable to undue influence, including bribery, corruption and anti-competitive practices.

Failure to comply with anti-corruption, anti-bribery and antitrust regulations may result in damage to our reputation, legal proceedings, fines and exclusion from markets. These risks can materialize in the short, medium and long term. They are highest in countries with complex or less mature regulatory environments, or inadequate law enforcement.

Our interactions are governed by our Code of Ethics, as well as anti-corruption and anti-bribery policies. We have compliance programs across our own operations, with mandatory training for all employees. Exposure elsewhere in our value chain is addressed by our EPRM framework and an anti-bribery auditing team within our ERC function (see page 17).

Policies

We work to maintain an ethical business culture; this reduces risk to our business, bolsters relations with partners, strengthens compliance with laws and regulations, and contributes to a fairer, more accountable healthcare industry.

Our policies and programs in this area are built around international standards, including the UN Convention Against Corruption and the OECD Convention on Combating Bribery of Foreign Public Officials. We are also signatories to the UNGC, which commits us to working against corruption in all forms.

All our employees across all Novartis entities undergo mandatory training on our Code of Ethics. We also have a global compliance e-learning program, applicable to all employees, including members of the Executive Committee, and to the Board of Directors. In 2025, topics in the mandatory compliance training included our global anti-corruption program; identifying and reporting breaches of our Code of Ethics; data management and secure use of technology; data privacy and AI excellence; insider trading; adverse events; and managing conflicts of interest.

Our Code of Ethics, which was developed together with our employees, sets out our basic commitments to ethical business conduct. The Code applies to all our employees — and contains provisions on anti-corruption, anti-fraud and financial integrity. The Code also spells out our zero-tolerance approach to bribery, corruption and any exercise of undue influence. Our Code of Ethics is supported by a series of internal policies and controls, including:

- Conflicts of Interest Policy, which aims to ensure that business decisions are made objectively and ethically
- Trade Sanctions and Export Controls Guideline, which sets out our commitment to comply with the law and provides guidance on how to avoid engaging with individuals or companies on relevant sanctions lists
- Anti-Fraud Policy, which sets out our expectation for employees to act with full integrity and to report any instances of suspected fraud
- Antitrust and Fair Competition Policy, which outlines the principles of fair competition and explains how they must be implemented by employees
- SpeakUp Policy, which sets out our expectation for anyone who becomes aware of potential misconduct related to Novartis business to report an allegation
- Non-Retaliation Policy, which prohibits any form of retaliation against those who make allegations of misconduct
- Ethical Use of Data and Technology Policy, which sets out principles on how we use data and defines requirements for different areas of data and technology management and its specific use

Our Doing Business Ethically Policy, meanwhile, provides guidance to employees managing relations with external partners (see page 17).

In addition to these policies and controls, we issue employee handbooks, outlining processes to be followed; these are fully integrated into a platform through which we monitor implementation of policies and processes.

Anti-bribery and fair competition risks are also addressed in our Third Party Code (see page 17). Alongside this, we have an Anti-Bribery External Partner Guideline for use by employees; this Guideline details requirements for managing bribery risk. For medium and high-risk external partners lacking a compliance training program, we provide a dedicated tool to enable them to train their employees on anti-corruption. They can also opt-in to the code of conduct module which supports them in creating their own code of conduct.

We conduct anti-bribery audits of selected external partners to ensure compliance with the TPC, contractual obligations, and applicable local regulations. After each audit, we verify the implementation of remediation measures for medium- and high-risk gaps. In critical cases, we may perform follow-up audits to confirm sustained corrective actions or, where necessary, collaborate with the business to evaluate options for discontinuing the relationship.

Alongside our internal management framework, we also work with external initiatives to help promote ethical standards throughout business and industry. These include the UNGC's Call to Action (under the UN Convention Against Corruption), the World Economic Forum's

(WEF) Partnering Against Corruption initiative, the OECD's Compliance Without Borders program, as well as the Anti-Corruption Leaders Hub (established jointly by the OECD and US State Department).

Actions

In 2025, the annual Code of Ethics training achieved a completion rate of 98%, in line with the previous year.

Among the allegations made through our grievance mechanism, none of those considered higher risk that related to bribery and kickbacks were substantiated in 2025.

For information on ongoing significant legal proceedings relating to business conduct, see "Item 18. Financial Statements—Note 20. Provisions and other non-current liabilities" in our Annual Report.

For more information on business conduct, see "Item 3. Key Information—Item 3.D Risk factors" in our Annual Report.

Business conduct metrics

	2025	2024	
Code of Ethics – Employees trained and certified (%)	98	98	Δ

Δ 2025 data in scope for external limited assurance

Reporting criteria

Code of Ethics — Employees trained and certified: Proportion of active internal Novartis employees and third-party personnel who have completed Novartis Code of Ethics training, expressed as a percentage of all active internal Novartis employees and third-party personnel assigned to the training during the reporting period. Employees in countries or legal entities not yet integrated into Novartis systems are excluded from the metric. These employees undergo a separate training outside of the learning management system. External freelancers and service providers are also excluded.

Appendix

Task Force on Climate-related Financial Disclosures (TCFD) index

The following sections comprise our disclosure in accordance with the Swiss Ordinance on Climate Disclosures. Our disclosure is based on the report "Recommendations of the Task Force on Climate-related Financial Disclosures" (June 2017) and the annex "Implementing the Recommendations of the Task Force on Climate-related Financial Disclosures" (October 2021). It follows both cross-sectoral and sector-specific recommendations, as well as the "Guidance on Metrics, Targets, and Transition Plans" (October 2021). It includes our net-zero transition plan, which is comparable with the Swiss climate goals.

Area	Recommended disclosures	Reference
Governance Disclose the organization's governance around climate-related risks and opportunities.	Describe the Board's oversight of climate-related risks and opportunities.	pp. 9-10
	Describe management's role in assessing and managing climate-related risks and opportunities.	pp. 9-10
Strategy Disclose the actual and potential impacts of climate-related risks and opportunities on the organization's businesses, strategy, and financial planning where such information is material.	Describe the climate-related risks and opportunities the organization has identified over the short, medium, and long term.	p. 20
	Describe the impact of climate-related risks and opportunities on the organization's businesses, strategy and financial planning.	pp. 21-22
	Describe the resilience of the organization's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.	pp. 23-25
Risk management Disclose how the organization identifies, assesses, and manages climate-related risks	Describe the organization's processes for identifying and assessing climate-related risks.	p. 16
	Describe the organization's processes for managing climate-related risks.	pp. 24-25
	Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organization's overall risk management.	pp. 16, 24-25
Metrics and targets Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material.	Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process.	pp. 25-26
	Disclose Scope 1, Scope 2 and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks.	pp. 27-28
	Describe the targets used by the organization to manage climate-related risks and opportunities and performance against targets.	pp. 22-23

Global Reporting Initiative (GRI) index

Novartis has reported the information cited in this GRI content index for the reporting period January 1 to December 31, 2025, with reference to the GRI Standards. Information referenced has been sourced from our Report on Nonfinancial Matters, Annual Report, corporate website, or other Novartis public policies and positions. This index also outlines our contribution to the UN Sustainable Development Goals (SDGs) mapped based on the latest GRI guidance.[1,2]

For additional information about Novartis ESG practices, please visit https://www.novartis.com/esg

Disclosure		SDG	Reference
GRI 1	**Foundation 2021**		
GRI 2	**General Disclosures 2021**		
The organization and its reporting practices			
2-1	Organization details		Annual Report Items 4. and 6.C.
2-2	Entities included in the organization's sustainability reporting		pp. 7-8
2-3	Reporting period, frequency and contact point		pp. 7-8
2-4	Restatements of information		p. 8
2-5	External assurance		pp. 43-45
Activities and workers			
2-6	Activities, value chain and other business relationships		pp. 11-15
2-7	Employees	8, 10	p. 12
2-8	Workers who are not employees	8	p. 12
Governance			
2-9	Governance structure and composition	5, 16	pp. 9-11
2-10	Nomination and selection of the highest governance body	5, 16	pp. 9-11
2-11	Chair of the highest governance body	16	pp. 9-11
2-12	Role of the highest governance body in overseeing the management of impacts	16	pp. 9-11
2-13	Delegation of responsibility for managing impacts		pp. 9-11
2-14	Role of the highest governance body in sustainability reporting		pp. 9-11
2-15	Conflicts of interest	16	Conflict of Interest Policy
2-16	Communication of critical concerns		pp. 9-11
2-17	Collective knowledge of the highest governance body		pp. 9-11
2-18	Evaluation of the performance of the highest governance body		pp. 9-11
2-19	Remuneration policies		pp. 9-11
2-20	Process to determine remuneration		pp. 9-11
2-21	Annual total compensation ratio		Not publicly disclosed
Strategy, policies and practices			
2-22	Statement on sustainable development strategy		pp. 2-3, 14
2-23	Policy commitments	16	pp. 17-19, 38-39, 46-50
2-24	Embedding policy commitments		pp. 17-19, 38-39, 46-50
2-25	Processes to remediate negative impacts		pp. 17-19, 46-50
2-26	Mechanisms for seeking advice and raising concerns	16	pp. 18-19, 49
2-27	Compliance with laws and regulations		pp. 38-39, Annual Report Item 18. Note 20
2-28	Membership associations		pp. 38-39, 50
Stakeholder engagement			
2-29	Approach to stakeholder engagement		p. 15
2-30	Collective bargaining agreements	8	ESG Index: People
GRI 3	**Material topics (2021)**		
3-1	Process to determine material topics		pp. 16-17
3-2	List of material topics		p. 10
3-3	Management of material topics		pp. 16-17, 20-39

Disclosure		SDG	Reference
GRI 102	**Climate change (2025)**		
102-1	Transition plan for climate change mitigation	3, 12, 13, 14, 15	pp. 20-28
102-2	Climate change adaptation plan	3, 12, 13, 14, 15	pp. 20-28
102-4	GHG emissions reduction targets and progress	3, 12, 13, 14, 15	p. 22
102-5	Scope 1 GHG emissions	3, 12, 13, 14, 15	pp. 27-28
102-6	Scope 2 GHG emissions	3, 12, 13, 14, 15	pp. 27-28
102-7	Scope 3 GHG emissions	3, 12, 13, 14, 15	pp. 27-28
102-9	GHG removals in the value chain	13, 14, 15	pp. 27-28
102-10	Carbon credits	13, 14, 15	pp. 27-28
GRI 103	**Energy (2025)**		
103-1	Energy policies and commitments	7, 8, 12, 13	pp. 20-28
103-2	Energy consumption and self-generation within the organization	7, 8, 12, 13	pp. 27-28
103-3	Upstream and downstream energy consumption	7, 8, 12, 13	pp. 27-28
103-5	Reduction in energy consumption	7, 8, 12, 13	pp. 27-28
GRI 203	**Indirect economic impacts (2016)**		
203-2	Significant indirect economic impacts	1, 3, 8	pp. 35-36
GRI 205	**Anti-corruption (2016)**		
205-1	Operations assessed for risks related to corruption	16	pp. 38-39
205-2	Communication and training about anti-corruption policies and procedures	16	pp. 38-39
205-3	Confirmed incidents of corruption and actions taken	16	pp. 18-19
GRI 206	**Anti-competitive behavior (2016)**		
206-1	Legal actions for anti-competitive behavior, anti-trust and monopoly practices	16	p. 39, Annual Report Item 18. Note 20
GRI 303	**Water and effluents (2018)**		
303-1	Interactions with water as a shared resource	6, 12	pp. 29-30
303-2	Management of water discharge-related impacts	6	pp. 29-30
GRI 403	**Occupational health and safety (2018)**		
403-1	Occupational health and safety management system	8	pp. 31-32
403-2	Hazard identification, risk assessment and incident investigation	8	pp. 31-32
403-3	Occupational health services	8	pp. 31-32
403-4	Worker participation, consultation and communication on occupational health and safety	8, 16	pp. 31-32
403-5	Worker training on occupational health and safety	8	pp. 31-32
403-6	Promotion of worker health	3	pp. 31-32
403-7	Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	8	pp. 31-32
403-8	Workers covered by an occupational health and safety management system	8	pp. 31-32
403-9	Work-related injuries	3, 8, 16	pp. 31-32
403-10	Work-related ill health	3, 8, 16	pp. 31-32
GRI 406	**Non-discrimination (2016)**		
406-1	Incidents of discrimination and corrective actions taken	5, 8	pp. 18-19
GRI 408	**Child labor (2016)**		
408-1	Operations and suppliers at significant risk for incidents of child labor	5, 8, 16	pp. 17, 32-33, 46-50
GRI 409	**Forced or compulsory labor (2016)**		
409-1	Operations and suppliers at significant risk for incidents of forced or compulsory labor	5, 8	pp. 17, 32-33, 46-50
GRI 414	**Supplier social assessment (2016)**		
414-1	New suppliers that were screened using social criteria	5, 8, 16	pp. 17, 32-33, 46-50
414-2	Negative social impacts in the supply chain and actions taken	5, 8, 16	pp. 17, 32-33, 46-50
GRI 416	**Customer health and safety (2016)**		
416-1	Assessment of the health and safety impacts of product and service categories		pp. 34-35
416-2	Incidents of non-compliance concerning the health and safety impacts of products and services	16	pp. 34-35
GRI 417	**Marketing and labeling (2016)**		
417-1	Requirements for product and service information and labeling	12	p. 37
417-2	Incidents of non-compliance concerning product and service information and labeling	16	p. 37
417-3	Incidents of non-compliance concerning marketing communications	16	p. 37

[1] SDG 1: No poverty; SDG 3: Good health and well-being; SDG 5: Gender equality; SDG 6: Clean water and sanitation; SDG 7: Affordable and clean energy; SDG 8: Decent work and economic growth; SDG 10: Reduced inequalities; SDG 12: Responsible consumption and production; SDG 13: Climate action; SDG 14: Life below water; SDG 15: Life on land; SDG 16: Peace, justice and strong institutions. For more information on the SDGs, please refer to https://sdgs.un.org/goals

[2] GRI, Linking the SDGs and the GRI Standards (2022), https://www.globalreporting.org/public-policy/sustainable-development/integrating-sdgs-into-sustainability-reporting/. Mapping for the new GRI 102 (2025) and GRI 103 (2025) standards, which are not included in this GRI publication, was done in line with the previous GRI 302 (2016) and GRI 305 (2016) standards.

Independent practitioner's limited assurance report on selected sustainability information of Novartis AG

To the Board of Directors of Novartis AG, Basel

We have undertaken a limited assurance engagement on Novartis AG's (hereinafter "Novartis") Sustainability Information on pages 12, 18, 22, 25, 27, 30, 32, 33, 35, 36 and 39 marked with the symbol Δ (hereinafter "Sustainability Information") in the Novartis Report on Nonfinancial Matters for the year ended December 31, 2025 (the "Report").

Our assurance engagement does not extend to information in respect of earlier periods or to any other information included in the Report, the Novartis Annual Report, Form 20-F or disclosed elsewhere on Novartis' website for the current year or for previous periods unless otherwise indicated, including any images, audio files or embedded videos.

Our Limited Assurance Conclusion

Based on the procedures we have performed as described under the *'Summary of the work we performed as the basis for our assurance conclusion'* and the evidence we have obtained, nothing has come to our attention that causes us to believe that the Sustainability Information in the Report for the year ended December 31, 2025, is not prepared, in all material respects, in accordance with the Reporting Criteria.

Our conclusion is to be read in the context of the remainder of this report, in particular the "Inherent limitations in preparing the Sustainability Information" and "Intended use and distribution of our report" sections below.

We do not express an assurance conclusion on information in respect of earlier periods or on any other information included in the Report, Novartis Annual Report or Form 20-F, including any images, audio files or embedded videos.

Understanding how Novartis has Prepared the Sustainability Information

Novartis prepared the Sustainability Information using criteria as outlined within the Report (hereinafter "Reporting Criteria"). The Reporting Criteria have been developed to assist Novartis in preparing the performance information for selected ESG performance metrics; and for ESG performance metrics used to measure progress against its ESG targets. Consequently, the Sustainability Information needs to be read and understood together with the Reporting Criteria. As a result, the Sustainability Information may not be suitable for another purpose.

Inherent Limitations in Preparing the Sustainability Information

Due to the inherent limitations of any internal control structure, as well as inherent uncertainty in Greenhouse Gas (GHG) quantification, it is possible that errors or irregularities may occur in disclosures of the Sustainability Information and not be detected. Our engagement is not designed to detect all internal control weaknesses in the preparation of the Sustainability Information because the engagement was not performed on a continuous basis throughout the period and the assurance procedures performed were on a test basis.

The nature of non-financial information, the absence of a significant body of established practice on which to draw, and the methods of precision used to determine non-financial information, allow for different, but acceptable evaluation and measurement techniques and can result in materially different measurement, affecting comparability between entities and over time.

Due to the uncertainty in GHG quantification and estimation (or measurement) uncertainty resulting from the measurement and calculation processes used to quantify emissions within the bounds of existing scientific knowledge, we express no conclusion about whether the carbon removal credits have resulted, or will result, in a reduction of 124 300 tonnes of CO_2e.

In reporting forward-looking information, the Board of Directors of Novartis have prepared the forward-looking information on the basis of disclosed assumptions about events that may occur in the future and possible future actions by Novartis. The actual outcome is likely to be different since anticipated events frequently do not occur as expected. We do not provide any assurance on the assumptions and achievability of forward-looking information included within the Report.

Novartis' Responsibilities

The Board of Directors of Novartis is responsible for:
- selecting and developing suitable criteria for preparing the Sustainability Information, taking into account applicable law and regulations related to reporting the Sustainability Information;
- designing, implementing, and maintaining internal control over information relevant to the preparation of the Sustainability Information that is free from material misstatement, whether due to fraud or error;
- properly preparing the Sustainability Information in accordance with the Reporting Criteria; and
- the contents and statements contained within the Report, including the Reporting Criteria.

Our Responsibilities
We are responsible for:
- planning and performing the engagement to obtain limited assurance about whether the Sustainability Information is free from material misstatement, whether due to fraud or error;
- forming an independent conclusion, based on the procedures we have performed and the evidence we have obtained; and
- reporting our conclusion to the Board of Directors of Novartis.

As we are engaged to form an independent conclusion on the Sustainability Information as prepared by management, we are not permitted to be involved in the preparation of the Sustainability Information as doing so may compromise our independence.

Professional Standards Applied
We performed a limited assurance engagement in accordance with International Standard on Assurance Engagements 3000 (Revised) Assurance Engagements other than Audits or Reviews of Historical Financial Information (ISAE 3000) and in respect of greenhouse gas emissions, with the International Standard on Assurance Engagements 3410 Assurance Engagements on Greenhouse Gas Statements (ISAE 3410), issued by the International Auditing and Assurance Standards Board (IAASB).

Our Independence and Quality Control
We have complied with the independence and other ethical requirements of the International Code of Ethics for Professional Accountants (including International Independence Standards) of the International Ethics Standards Board for Accountants (IESBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

Our firm applies International Standard on Quality Management 1, issued by the IAASB, which requires the firm to design, implement and operate a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Our work was carried out by an independent and multidisciplinary team including assurance practitioners and sustainability experts. We remain solely responsible for our assurance conclusion.

Summary of the Work we Performed as the Basis for our Assurance Conclusion
We are required to plan and perform our work to address the areas where we have identified that a material misstatement of the Sustainability Information is likely to arise. The procedures we performed were based on our professional judgment. Carrying out our limited assurance engagement on the Sustainability Information included, among others:
- inquiries of employees responsible for the determination and consolidation as well as the implementation of internal control procedures regarding the Sustainability Information;
- inspection of selected internal and external documents to determine whether qualitative and quantitative information is supported by sufficient evidence and presented in an accurate and balanced manner;
- assessment of the data collection, validation and reporting processes as well as the reliability of the reported data on a test basis and through testing of selected calculations;
- analytical assessment of the data and trends of the Sustainability Information included in the scope of the limited assurance engagement;
- considering the appropriateness of the carbon conversion factor calculations and other unit conversion factor calculations used by reference to widely recognized and established conversion factors;
- reading the narrative within the Report with regards to the Reporting Criteria, and for consistency with our findings;
- evaluating whether Novartis' methods for developing key estimates were appropriate and had been consistently applied; and
- in relation to the metrics on page 25, we have agreed the underlying Novartis inputs back to source documentation and have agreed specified external climate-related factors to relevant third-party data. This includes ensuring that the relevant climate-related factors have been applied to the correct scenario and timeframe. Additionally, we have agreed that the key assumptions specified within Novartis' Reporting Criteria have been accurately and consistently applied. We have also assessed the mathematical accuracy of the scenario calculations and have agreed the respective outputs for each scenario to the figures reported within the Report.
- The Report includes carbon removal credits purchased for the year totaling 124 300 tonnes of CO_2e. We have performed procedures regarding the credibility of external providers of these credits and the relevant third-party verification and assessment of the purchased credits. We have also performed procedures as to whether these credits were owned by Novartis and retired during the year, and whether the description of them in the Report is a reasonable summary of the relevant contracts, and related documentation.

The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had we performed a reasonable assurance engagement.

Intended Use and Distribution of our Report
Our report has been prepared for Novartis solely in accordance with the terms of our engagement. We have consented to the publication of our report within the Novartis Report on Nonfinancial Matters for the purpose of Novartis showing that it has obtained an independent assurance report in connection with the Sustainability Information.

Our report was designed to meet the agreed requirements of Novartis determined by Novartis' needs at the time. Our report should not therefore be regarded as suitable to be used or relied on by any party wishing to acquire rights against us other than Novartis for any purpose or in any context. Any party other than Novartis who obtains access to our report or a copy and chooses to rely on our report (or any part of it) will do so at its own risk. To the fullest extent permitted by law, KPMG AG will accept no responsibility or liability in respect of our report to any other party.

KPMG AG

Tobias Pachlatko   George Richards
Licensed audit expert

Basel, February 3, 2026

Human Rights Statement 2025

Covering modern slavery, decent work, forced labor and child labor

This Statement is made in accordance with Australia's "Modern Slavery Act 2018 (Cth)" (Australian MSA), Canada's "Fighting Against Forced Labour and Child Labour in Supply Chains Act 2023" (the Act), the UK's "Modern Slavery Act 2015" (UK MSA), the Norwegian "Transparency Act relating to enterprises' transparency and work on fundamental human rights and decent working conditions (LOV-2021-06-18-99)" (Transparency Act), and the Swiss "Ordinance on Due Diligence and Transparency in Relation to Minerals and Metals from Conflict-Affected Areas and Child Labour" (Due Diligence Ordinance). It covers the reporting period January 1 to December 31, 2025.

Unless expressly stated otherwise, references to "we," "us" and "our" refer to Novartis as a whole, including the applicable reporting entities and their owned and controlled entities.

In preparing this Statement, we worked with multiple global and local teams to gather the required information. The content was reviewed by local legal teams in each reporting jurisdiction, our Chief Legal and Compliance Officer, and our CEO, before approval by local country heads for signature.

In Australia, we consulted members of the local executive committee and the key functions supporting the two reporting entities, including Procurement; Supply Chain; Ethics, Risk and Compliance (ERC); and Legal.

Novartis Norge AS compliance with the Transparency Act is overseen by the local Board of Directors and integrated into the organization's management.

Overall executive-level accountability for implementation of our human rights program sits with the Chief Legal and Compliance Officer, in cooperation with the ESG Committee, led by our CEO. A dedicated Human Rights team within the global ERC function is responsible for implementation of the Novartis human rights strategy.

Business structure

Our operations

Novartis is an innovative medicines company, engaged in the research, development, manufacturing, distribution, marketing and sale of a broad range of innovative pharmaceutical products.

Headquartered in Basel, Switzerland, we had 75 267 full-time equivalent employees on December 31, 2025. We have 184 operating sites worldwide, including manufacturing sites, research and development (R&D) facilities, and corporate offices. Our products are sold in approximately 120 countries around the world.

As part of our core strategy, we focus on four therapeutic areas: cardiovascular, renal and metabolic; immunology; neuroscience; and oncology. We have 11 operating sites in Australia, Canada, the UK and Norway for the distribution, sale and marketing of our medicines in their respective markets. Our local business units are governed by the same global policies and procedures outlined in this Statement.

On December 31, 2025, our reporting entities employed a total of 310 employees in Australia, 523 employees in Canada, 1 345 employees in the UK, and 76 employees in Norway.

Our supply chain

We buy goods and services required to develop, manufacture and market our medicines. To do so, we work with suppliers, contractors and other business partners worldwide and maintain multiple sources for key inputs and raw materials to reduce supply risk. Our largest spend on these external partners is in the US and Switzerland, followed by other countries in our integrated supply chain including China, the UK, Germany, India and Austria.

Our goal is to ensure the uninterrupted and timely supply of medicines that meet all product specifications and quality standards, and that are manufactured in the most cost-effective and sustainable manner. The manufacturing of our products is highly regulated by government health authorities around the world, including the US Food and Drug Administration (FDA) and European Medicines Agency (EMA), and often involves complex processes and specialized raw materials. We manufacture our products across the following technologies at facilities worldwide: chemistry, biotherapeutics, cell and gene therapy, xRNA therapy, and radioligand therapy.

We require all our external partners to comply with applicable laws and regulations, as well as our own standards regarding product quality, business conduct, environmental sustainability and respect for human rights.

Policies

To mitigate negative impacts on human rights throughout our value chain, we conduct ongoing human rights due diligence and have policies and management systems in place. These support our commitment to respecting human rights as articulated in our Human Rights Commitment Statement, in line with the principles set out in the United Nations Guiding Principles on Business and Human Rights (UNGPs) and the Organisation for Economic Co-operation and Development's (OECD) Guidelines for Multinational Enterprises. Our commitment includes internationally recognized human rights, including those contained in the International Bill of Human Rights[1] and the International Labour Organization's (ILO) core labor rights conventions, including the Minimum Age Convention (no. 139) and the Worst Forms of Child Labour Convention (no. 182). We are also signatories to the United Nations Global Compact (UNGC) and report annually on our progress.

We strictly prohibit any violation of human rights, including child labor, modern slavery, forced labor and human trafficking.

We have global policies and standards that are regularly updated to ensure alignment with our commitments and are binding on all our employees globally:

- Our Code of Ethics sets out our commitment to prevent, mitigate and address adverse human rights impacts within our workplace, business operations and the communities we serve.
- Our Human Rights Commitment Statement commits us to uphold internationally recognized human rights, including those relating to child and forced labor, throughout our operations and value chain.
- Our Third Party Code (TPC) defines clear labor rights standards for our external partners. In line with the UNGC, UNGPs, ILO and other relevant international standards, the TPC requires our external partners to:
  - Prohibit forced and child labor, including modern slavery
  - Protect against discrimination in the workplace
  - Treat workers with respect and dignity (e.g., no harassment)
  - Ensure fair employment practices (e.g., written contracts, clear employment and termination policies, responsible recruitment, and fulfillment of labor and social security obligations)
  - Ensure wages and benefits meet national minimum requirements or prevailing wage levels (whichever is higher), and strongly encourage payment of a living wage
  - Avoid excessive working hours and ensure overtime is voluntary and adequately compensated
  - Allow workers' freedom of association and collective bargaining

We also independently evaluate the need for additional local guidelines or standards to ensure alignment with the requirements of the legislation covered by this Statement.

[1] Consisting of the Universal Declaration of Human Rights, the International Covenant on Civil and Political Rights, and the International Covenant on Economic, Social and Cultural Rights

Risk identification

Using the risk-saliency principles set out by the UNGPs, we conduct an annual human rights risk assessment to identify and prioritize the most severe potential impacts on people across our value chain. We evaluate and rank risks through stakeholder interviews, evidence reviews and a cross-functional workshop. Prioritizing our most salient human rights topics enables us to focus on due diligence where the risk of adverse impacts to people is highest. In addition, we monitor actual or suspected breaches of human rights via our grievance mechanism, which is also open to our external partners.

Our 2025 assessment reaffirmed our existing human rights priorities, which continue to represent the areas with the most significant potential impacts on human rights. These include labor rights risks in the value chain and health risks related to our core business activities. It also confirmed a low risk of modern slavery and child labor in our operations, based on assessments of business units and high-risk markets identified through our human rights country risk tool, which draws on 15 public human rights indices. For more information, see our Human Rights Commitment Statement.

Risk identification in our value chain

Respecting the labor rights of employees and of workers in our value chain is central to our broader human rights responsibility and commitments. These rights include freedom from forced and child labor, fair and safe working conditions, and the right to be treated with dignity. We use the term "labor rights" while acknowledging they form part of our overall human rights commitments.

The greatest risk of adverse impacts relating to working conditions at external partners that have contractual relationships with us is associated with facilities management, manufacturing of medicines, transportation and warehousing. These categories potentially involve physically demanding, manual or hazardous work. There is a general risk that work of this type may be carried out by contracted and/or migrant workers with limited ability to assert their rights. The risk of adverse impacts is further heightened in countries where rule of law, labor protections or enforcement mechanisms are less mature.

Key risks include exploitative working conditions, discrimination, wage and benefit shortfalls, excessive working hours, and restrictions on freedom of association.

As part of our broader commitment to upholding human rights, we proactively assess labor rights risks, including modern slavery, forced labor and child labor, in our supply chain through our External Partner Risk Management (EPRM) framework, and screen all external partners for negative media coverage. We assign external partners a high, medium or low labor rights risk rating, based on country labor rights and procurement category risk ratings. Procurement risks are determined through the ongoing monitoring of supplier activities, while country risks are identified through our human rights country risk assessment matrix. Both risk ratings are reviewed annually.

All medium- and high-risk external partners that have contractual relationships with us and are in scope for labor rights assessments are required to complete a labor-rights focused Third Party Questionnaire (TPQ) modeled on the labor rights requirements in the TPC. Wholesalers and distributors are also required to complete a labor rights TPQ if they are in a country classified as "high risk" by our human rights country risk assessment tool. Where heightened risks are identified, we also initiate onsite audits conducted by qualified internal or external subject-matter experts or external auditors, whose competency is verified through certified membership in the Association of Professional Social Compliance Auditors (APSCA).

Identification of child labor risks

Child labor considerations are embedded in our standards of conduct for external partners. Section 2.2 of our TPC states that external partners "must not employ any person who is less than fifteen (15) years old, or less than the age for completing compulsory education in the country of operations (whichever is higher)." It also provides that "Young Workers below the age of 18 cannot be employed in hazardous or any kind of work that can harm their education, or physical and/or mental health nor be engaged in any form of heavy physical labor and night shifts." Should indications of child labor be alleged or found at a third-party site, the TPC states that the third party shall "put in place a suitable plan to support the child, which may involve removing the child from the workplace while continuing to pay salary and the cost of formal or vocational training, accommodation or other costs as necessary, to the child until adulthood." Any remedial action should be consistent with ILO standards and the latest best-practice guidance.

We monitor compliance with our TPC clauses on child labor through the TPQ by requesting suppliers to:
- Provide their policy on prohibiting child labor
- Provide evidence of management systems and due diligence conducted across relevant areas to ensure no child labor is present in their operations
- Describe the systems and processes they have in place to verify the age of workers
- Confirm whether policies and procedures on managing child labor and young workers align with the ILO and/or local legislation
- Outline remediation measures in the case that child labor is detected
- Provide the age of the youngest worker on site

Addressing risks in our supply chain

Our TPC is incorporated into our standard contract terms with our external partners. These contractual terms give us the right to conduct an audit to monitor compliance with the TPC as well as the right to refuse to do business with an external partner in cases of systemic, unresolved issues — or a refusal to address critical concerns. They also require our external partners to promote similar standards within their own supply chains. We may terminate a business relationship if a risk assessment identifies instances of child labor, forced labor/modern slavery, or systematic discrimination and abuse, or if an external partner is included on a global watch list for violations of human or labor rights. Ending a business relationship is the last resort; we prioritize collaboration and give external partners the opportunity to address and remediate noncompliance with the TPC before considering termination.

We updated our TPC in 2025 to strengthen our human rights commitments and to ensure further alignment with the ILO's standards, including by expanding our forced labor and modern slavery requirements.

In countries such as Australia, Canada and the UK, the requirement to comply with all applicable laws is explicitly integrated into contractual agreements. In addition, our UK external partner contracts specifically require compliance with the Labour Standards Assurance System, which aims to ensure that medical supply organizations produce goods and services using fair labor practices.

Risk screening and findings

We continued to implement our Labor Rights 2.0 initiative, launched in 2024 to further focus our labor rights program on strategic risk management and meaningful engagement with our external partners, including protecting the most vulnerable workers in our supply chain.

In 2025, this involved updating our labor rights TPQ for in-scope external partners that we assess. We added targeted questions and aligned the questionnaire more closely with international standards, such as those of the ILO, UNGPs and other relevant standards. We also developed a corresponding guidance document, available in 11 languages, outlining expectations from external partners and highlighting best practices. We strengthened our risk-based approach by introducing an updated labor rights risk matrix to assess and prioritize risks across external partners based on location and adverse media monitoring. Additionally, we streamlined the scope by excluding low-risk procurement categories and partners with fewer than 30 employees.

In 2025, we advanced our labor rights audit framework to enable consistent, risk-based onsite assessments of high-risk external partners, aligning with the UNGPs. We also engaged with a specialized external provider to perform supply-chain mapping beyond our direct external partners to deepen our knowledge of our supply chain.

In cases of noncompliance with our TPC and/or local labor laws, we have a process to track and record evidence of remediation through corrective and preventive actions.

In 2025, the most significant human and labor rights findings identified at external partners related to inadequate labor management systems, excessive working hours and overtime, and wages and benefits. In response, we initiated 191 remediation actions to address these and other human and labor-rights-related findings. At the end of the reporting period, 10% of remediation actions were overdue and subject to ongoing engagement, 2 percentage points (ppts) lower than at the end of the prior reporting period. In 2025, we did not identify any case of child labor, modern slavery or forced labor among external partners that have contractual relationships with us. For more information, see page 33 of our Report on Nonfinancial Matters 2025.

Based on our human rights risk analysis, we believe that the risk of child labor among external partners that have contractual relationships with us is low.

We delivered targeted training sessions to external partners based on the findings of a pilot program that involved direct engagement with supply chain workers through a digital "workers voice" platform. This program gathered feedback from almost 7 000 workers on areas for improvement in our external partners' operations, including enhancing access to grievance mechanisms, ensuring appropriate handling of identification documents, supporting worker representation and ensuring adequate overtime hours and timely payment of wages. The pilot concluded in 2024, and we have been developing action plans with the external partners to address the issues identified, including providing ongoing capability-building support to strengthen their ability to implement effective solutions.

Names and addresses of all external partners that have contractual relationships with us, as well as the commodity category of the goods or services they provide, are recorded on both our risk management and procurement systems. We keep records of our monitoring activities, assessments and completed TPQs as part of our EPRM process. We will continue to monitor and enhance the tracking systems we use to trace goods from suppliers beyond our contractual business relationships.

Projects to mitigate high risks

We have launched projects to mitigate risks in two areas identified as higher risk: foreign migrant worker recruitment and raw materials sourcing.

Following targeted onsite audits at a selected group of external partners in Asia employing foreign migrant labor, we have worked with these partners on remediation actions to ensure they addressed improvement areas related to recruitment and employment practices, in line with both international standards and our TPC. These include ensuring employment contracts are available in workers' languages and addressing concerns related to overtime and weekly rest days.

Our risk analysis has identified the potential for labor rights violations at the source level for 20 raw materials that we procure. Following a prioritization process based on publicly available human rights risk data, procurement priorities and our own internal assessments, our current due diligence is focused on six raw materials — aluminum, cellulose, glass, lactose, starch and timber — where we consider that there might be a risk of child labor and exploitative employment practices, including forced labor. We require external partners supplying these materials to complete a targeted Raw Material Certification questionnaire and encourage them to provide credible external human rights certifications. The quality of these external certifications is based on ILO labor and other human rights standards. In 2025, we enhanced our questionnaire and issued clear guidance to help our external partners improve the quality and consistency of responses. This program is reviewed periodically to assess its effectiveness.

Grievance mechanism and remediation

Novartis operates a formal grievance mechanism managed by our SpeakUp Office as part of our due diligence process. This mechanism enables internal and external stakeholders to confidentially report allegations of misconduct, including those about human and labor rights, related to our operations or supply chain. Allegations can be submitted anonymously.

Multiple channels can be used to report allegations. A web-based platform and telephone lines managed by an independent third-party provider are available at all times. Allegations may also be submitted via internal channels, including through line management, ERC, Legal, People and Organization, Global Security and workers' council representatives.

The mechanism is designed to protect those who use it in good faith against retaliation, and maintains confidentiality throughout the reporting and investigation process. It allows individuals to raise concerns across multiple human rights categories, including labor rights, environmental impacts, and health and safety.

In 2025, we recorded 1 116 new allegations of potential misconduct, none of which related to modern slavery.

Stakeholder engagement and collaboration

We maintain structured and ongoing engagement with stakeholders across our value chain, within our global organization and in countries across various jurisdictions. This is part of both our due diligence efforts and our regular business activities.

The Australian Supplier Council continues to actively engage with local suppliers and distributors to better understand the supply chains and practices of our partners, with the intention of working collaboratively to identify and address modern slavery risks.

We are also engaged in several collaborative activities with peers in the healthcare sector and across industries. Through the Pharmaceutical Supply Chain Initiative (PSCI), the leading industry association for pharmaceutical and healthcare companies, we are currently advancing the following projects together with peers:

- Implementing a collective action worker voice pilot project to gain insights into labor rights risks, including modern slavery and fair treatment of workers, at higher-risk shared suppliers. The planning started in 2025 and the project is scheduled to conclude in 2026.
- Assessing the need for a toolkit providing practical and pharma-specific human rights due diligence guidance for suppliers. In 2025, a preliminary survey was conducted with seven pharmaceutical suppliers, and their feedback was analyzed to develop recommendations and identify opportunities regarding the contents, set-up and implementation of a potential toolkit.
- We are closely monitoring, and where relevant providing input to, a project in collaboration with a consultancy specializing in ethical trade and human rights, to develop a global map of high-risk labor migration corridors. This project aims to help inform companies' due diligence efforts on fair recruitment, by identifying higher-risk sectors and countries, and building a global risk map to help visualize the research data on a freely accessible online platform.

Training and capability building

To support our standards, we engage with our employees to strengthen their awareness and provide training that includes:

- Annual mandatory training for all employees on our Code of Ethics, which includes our ethical commitment to human rights. In 2025, 98% of employees globally were trained
- Targeted webinars for functions that have responsibility for helping respect human rights
- Modern slavery training is available on our central training platform to employees around the world
- Monthly live training for newly hired employees at our global headquarters in Basel, Switzerland (as part of our onboarding process), that includes a modern slavery-related case study for analysis
- Quarterly meetings of our global Human Rights Ambassador Network on existing and emerging human rights risks. The Australian, Canadian and UK ERC representatives are ambassadors in this network

Assessing the effectiveness of our actions

Key performance indicators (KPIs) we use to assess our approach include:

- Number of external partners screened on labor rights issues (including modern slavery, forced labor and child labor)
- Number of corrective and preventive actions implemented and resolved related to labor rights and modern slavery issues
- Type of high-risk mitigation projects initiated
- Number of employees who have completed relevant training and capability building on human rights and modern slavery
- Robustness of our grievance mechanism, including timely remediation of human rights-related cases

As we continue to advance our labor rights agenda, we aim to strengthen labor rights across our value chain by:

- Equipping internal teams with the knowledge and tools to uphold labor rights standards
- Building external partner capability, supporting them in managing labor rights risks more independently
- Enhancing risk monitoring through digital tools (such as operational grievance mechanisms and worker voice surveys), to capture worker feedback
- Establishing a maturity curve for external partners to drive continuous improvement and guide them toward progressively higher labor standards

